MEMORANDUM OF CHANGES
                VAN KAMPEN FOCUS PORTFOLIOS, MUNICIPAL SERIES 391

     This Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of the Trust. All page numbers below refer to Prospectus Part I.

     Cover Page. The Trust name, Estimated Current Return, Estimated Long-Term
                 Return, CUSIP number and date of the prospectus have been completed.

         Page 2. The "Summary of Essential Financial Information" has been completed.

      Pages 3-4. The "Portfolio" and the notes thereto have been completed.

         Page 5. The Underwriters have been named.

         Page 6. The "Report of Independent Certified Public Accountants" and
                 "Statement of Condition" have been completed.

Back Cover Page. The name of the Trust and date of the prospectus has been completed.





                                                              FILE NO. 333-97239
                                                                    CIK #1024968


                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004

                                 AMENDMENT NO. 1
                                       TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

     For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact Name of Trust: VAN KAMPEN FOCUS PORTFOLIOS, MUNICIPAL SERIES 391

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                                1 Parkview Plaza
                      Oakbrook Terrace, Illinois 60181-5555

     D.   Name and complete address of agents for service:

         CHAPMAN AND CUTLER              VAN KAMPEN FUNDS INC.
         Attention:  Mark J. Kneedy      Attention:  Sara L. Badler
         111 West Monroe Street          1 Parkview Plaza
         Chicago, Illinois  60603        Oakbrook Terrace, Illinois  60181-5555

     E. Title of securities being registered: Units of fractional undivided beneficial interest.

     F.   Approximate date of proposed sale to the public:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

     / X / Check box if it is proposed that this filing will become effective on July 31, 2002 at 8:00 a.m. pursuant to Rule 487.




                        VAN KAMPEN FOCUS PORTFOLIOS (SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.


                             PENNSYLVANIA IM-IT 265

    Pennsylvania Insured Municipals Income Trust, Series 265 invests in a portfolio of tax-exempt municipal bonds. The Trust seeks to provide federal and state tax-exempt income and to preserve capital. The Trust is a unit investment trust included in Van Kampen Focus Portfolios, Municipal Series 391.

                                     Monthly                Semi-Annual
                                  Distributions            Distributions
                                -------------            ------------
Estimated Current Return:             4.53%                    4.57%
Estimated Long Term Return:           4.53%                    4.58%
CUSIP:                             70884F-62-1              70884F-63-9


   Estimated current return shows the estimated cash you should receive each year divided by the Unit price. Estimated long term return shows the estimated return over the estimated life of your Trust. We base this estimate on an average of the bond yields over their estimated life. This estimate also reflects the sales charge and estimated expenses. We derive the average yield for your portfolio by weighting each bond's yield by its value and estimated life. Unlike estimated current return, estimated long term return accounts for maturities, discounts and premiums of the bonds. These estimates show a comparison rather than a prediction of returns. No return calculation can predict your actual return. Your actual return may vary from these estimates.

                                PROSPECTUS PART I


                                  JULY 31, 2002


                       This prospectus contains two parts.

 No one may use this Prospectus Part I unless accompanied by Prospectus Part II.

     YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.
--------------------------------------------------------------------------------
The Securities and Exchange Commission has not approved or disapproved of the Trust Units or passed upon the adequacy or accuracy of this prospectus. Any contrary representation is a criminal offense.

                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION


--------------------------------------------------------------------------------
GENERAL INFORMATION
--------------------------------------------------------------------------------
Date of Deposit                              July 31, 2002
Principal amount of bonds in Trust              $4,000,000
Principal amount of bonds per Unit (1)             $975.13
Number of Units                                      4,102
Weighted average maturity of bonds                28 years

--------------------------------------------------------------------------------
UNIT PRICE
--------------------------------------------------------------------------------
Aggregate offering price of bonds in Trust     $ 3,901,015
Aggregate offering price of bonds per Unit     $    951.00
  Plus sales charge per Unit                   $     49.00
Public offering price per Unit (2)             $  1,000.00
Redemption price per Unit                      $    943.69

--------------------------------------------------------------------------------
PORTFOLIO DIVERSIFICATION (% OF PAR VALUE)
--------------------------------------------------------------------------------
General Obligation                                    25%
Transportation                                        25
Health Care                                           13
Higher Education                                      13
Public Building                                       12
Water and Sewer                                       12
                                                  --------
Total                                                100%
                                                  ========

--------------------------------------------------------------------------------
ESTIMATED ANNUAL INCOME PER UNIT
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                 Distributions Distributions
                                  -----------  -----------
Estimated interest income            $ 47.69     $  47.69
  Less estimated expenses (4)        $  2.43     $   1.95
  Less estimated insurance expenses  $    --     $     --
Estimated net interest income        $ 45.26     $  45.74

--------------------------------------------------------------------------------
EXPENSES
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                 Distributions Distributions
                                  -----------   -----------
Sales Charge (% of Unit Price)         4.90%         4.90%
Estimated Annual Expenses per Unit

  Trustee's fee (5)               $     0.91   $      0.51
  Supervisory, bookkeeping and
    administrative services fee   $     0.40   $      0.40
  Evaluation fee (5)              $     0.36   $      0.36
  Other operating expenses        $     0.76   $      0.68
                                  -----------  -----------
Total annual expenses per Unit    $     2.43   $      1.95
                                  ===========  ===========

--------------------------------------------------------------------------------
ESTIMATED DISTRIBUTIONS
--------------------------------------------------------------------------------
                                                Semi-
                           Monthly             Annual
                        Distributions       Distributions
                      -----------------   -----------------
Initial distribution       $  4.40 on          $  19.69 on
                   September 25, 2002    January 25, 2003
Normal distribution (3)    $     3.77          $    22.87
Record dates              10th day of      January 10 and
                           each month             July 10
Distribution dates        25th day of      January 25 and
                           each month             July 25


--------------------------------------------------------------------------------

(1) Some bonds may mature or be called or sold during your Trust's life. This could include a call or sale at a price below par value. We cannot guarantee that the value of your Units will equal the principal amount of bonds per Unit when you redeem them or when your Trust terminates.


(2) After the first settlement date (August 5, 2002), you will pay accrued interest from this date to your settlement date less interest distributions.


(3) We base this amount on estimated cash flows per Unit. This amount will vary with changes in expenses, interest rates and maturity, call or sale of bonds. The Information Supplement includes the estimated cash flows.

(4) This shows estimated expenses in the first year other than insurance expenses.

(5) Your Trust assesses this fee per $1,000 principal amount of bonds. Your Trust assesses other fees per Unit.



PORTFOLIO
-------------------------------------------------------------------------------------------------------------------
                                                                                                        OFFERING
AGGREGATE        NAME OF ISSUER, TITLE, INTEREST RATE AND                              REDEMPTION       PRICE TO
PRINCIPAL        MATURITY DATE OF BONDS (1)(2)                             RATING (3)  FEATURE (4)      TRUST (2)
---------------  --------------------------------------------------------- ----------  -------------  -------------
$     500,000    Scranton, Pennsylvania, School District General Obligation
                   Bonds, Refunding Notes (MBIA Insured)                               2011 @ 100
                   #5.00% Due 04/01/2025                                       AAA     2023 @ 100 S.F.  $   501,795
      500,000    Allegheny County, Pennsylvania, Hospital Development
                   Authority, Revenue Health System Bonds, Catholic
                   Health Care East, Series A
                   (AMBAC Assurance Insured)                                           2008 @ 102
                   #4.875% Due 11/15/2026                                      AAA     2019 @ 100 S.F.      484,200
      500,000    Pittsburgh and Allegheny County, Pennsylvania, Public
                   Auditorium Hotel Room, Revenue Bonds
                   (AMBAC Assurance Insured)                                           2009 @ 101
                   #4.50% Due 02/01/2029                                       AAA     2025 @ 100 S.F.      459,240
      500,000    Southeastern Pennsylvania Transportation Authority, Special
                   Revenue Bonds, Series 1999A (FGIC Insured)                          2009 @ 101
                   #4.75% Due 03/01/2029                                       AAA     2025 @ 100 S.F.      477,160
      500,000    Pennsylvania, Higher Educational Facilities Authority, Revenue
                   Bonds (Temple University) First Series (MBIA Insured)               2011 @ 101
                   #5.00% Due 07/15/2031                                       AAA     2022 @ 100 S.F.      494,965
      500,000    Philadelphia, Pennsylvania, General Obligation Bonds, Series
                   2001 (FSA Insured)                                                  2011 @ 100
                   #5.00% Due 09/15/2031                                       AAA     2026 @ 100 S.F.      495,675
      500,000    Philadelphia, Pennsylvania, Wather and Wastewater Revenue
                   Bonds, Series A (FGIC Insured)                                      2012 @ 100
                   #5.00% Due 11/01/2031                                       AAA     2025 @ 100 S.F.      496,400
      500,000    Pennsylvania, Turnpike Commission, Registration Fee Revenue
                   Bonds,  Series 2001 (AMBAC Assurance Insured)                       2011 @ 101
                   #5.00% Due 07/15/2041                                       AAA     2034 @ 100 S.F.      491,580
===============                                                                                         ===============
$   4,000,000                                                                                           $ 3,901,015
===============                                                                                         ===============


For an explanation of the footnotes used on this page, see "Notes to Portfolio".


NOTES TO PORTFOLIO

(1) The bonds are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. Contracts to acquire the bonds were entered into during the period from July 29, 2002 to July 31, 2002.

(2) Other information regarding the bonds is as follows:

               COST TO           PROFIT (LOSS)
               SPONSOR            TO SPONSOR
          ---------------      ---------------
         $    3,878,255        $     22,760

    The breakdown of the preinsured bond insurers is as follows: AMBAC Assurance 37%, Financial Guaranty 25%, MBIA 25% and FSA 13%.


     The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain bonds. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor. Bonds marked by "##" following the maturity date have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the first settlement date.

     "#" prior to the coupon rate indicates that the bond was issued at an original issue discount. See "The Trusts--Risk Factors" in Prospectus Part II. The tax effect of bonds issued at an original issue discount is described in "Federal Tax Status" in Prospectus Part II.

(3) All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the bond is by Moody's. "o" indicates that the rating is contingent upon receipt by the rating agency of a policy of insurance obtained by the issuer of the bonds. "NR" indicates that the rating service did not provide a rating for that bond. For a brief description of the ratings see "Description of Ratings" in the Information Supplement.

(4) This is the year in which each bond is initially or currently callable and the call price for that year. Each bond continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of bonds. Certain bonds may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. See "The Trusts--Risk Factors" in Prospectus Part II.


   PENNSYLVANIA. The financial condition of the Commonwealth of Pennsylvania is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the Commonwealth and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations.

   The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the bonds, are affected by numerous factors. Historically, the economy of the Commonwealth has been dependent on heavy industry and manufacturing. Growth in the Commonwealth economy has more recently been in the service sector, including trade, health services and educational institutions. Growth in these sectors may be affected by federal funding and state legislation.

   The Commonwealth is a party to numerous lawsuits in which an adverse final decision could materially affect the Commonwealth's governmental operations and consequently its ability to pay debt service on its obligations.

   All outstanding general obligation bonds of the Commonwealth are rated AA by Standard and Poor's and Aa2 by Moody's.

   Further information concerning Pennsylvania risk factors may be obtained upon request to the Sponsor as described in "Additional Information" appearing in Prospectus Part II.

   TAX STATUS. For a discussion of the Federal tax status of income earned on Pennsylvania IM-IT Trust Units, see "Federal Tax Status" in Prospectus Part II.

   We have examined certain laws of the State of Pennsylvania (the "State") to determine their applicability to the Pennsylvania IM-IT Trust and to the holders of Units in the Pennsylvania IM-IT Trust who are residents of the State of Pennsylvania (the "Unitholders"). The assets of the Pennsylvania IM-IT Trust will consist of interest-bearing obligations issued by or on behalf of the State, any public authority, commission, board or other agency created by the State or a political subdivision of the State, or political subdivisions thereof (the "Bonds"). Distributions of income with respect to the Bonds received by the Pennsylvania IM-IT Trust will be made monthly.

   Although we express no opinion with respect thereto, in rendering the opinion expressed herein, we have assumed that: (i) the Bonds were validly issued by the State or its municipalities, as the case may be, (ii) the interest thereon is excludable from gross income for federal income tax purposes, (iii) the interest thereon is exempt from Pennsylvania State and local taxes and (iv) the Bonds are exempt from county personal property taxes. This opinion does not address the taxation of persons other than full-time residents of Pennsylvania.

   In the opinion of Chapman and Cutler, special counsel for the Pennsylvania IM-IT Trust for Pennsylvania tax matters, under existing Pennsylvania law as of the date of this Prospectus and based upon the assumptions set forth above:

   (1) The Pennsylvania IM-IT Trust will have no tax liability for purposes of the personal income tax (the "Personal Income Tax"), the corporate income tax (the "Corporate Income Tax") and the capital stock-franchise tax (the "Franchise Tax"), all of which are imposed under the Pennsylvania Tax Reform Code of 1971, or the Philadelphia School District Investment Net Income Tax (the "Philadelphia School Tax") imposed under Section 19-1804 of the Philadelphia Code of Ordinances.

   (2) Interest on the Bonds, net of Pennsylvania IM-IT Trust expenses, which is exempt from the Personal Income Tax when received by the Pennsylvania IM-IT Trust and which would be exempt from such tax if received directly by a Unitholder, will retain its status as exempt from such tax when received by the Pennsylvania IM-IT Trust and distributed to such Unitholder. Interest on the Bonds which is exempt from the Corporate Income Tax and the Philadelphia School Tax when received by the Pennsylvania IM-IT Trust and which would be exempt from such taxes if received directly by a Unitholder, will retain its status as exempt from such taxes when received by the Pennsylvania IM-IT Trust and distributed to such Unitholder.

   (3) Distributions from the Pennsylvania IM-IT Trust attributable to capital gains recognized by the Pennsylvania IM-IT Trust upon its disposition of a Bond issued on or after February 1, 1994, will be taxable for purposes of the Personal Income Tax and the Corporate Income Tax. No opinion is expressed with respect to the taxation of distributions from the Pennsylvania IM-IT Trust attributable to capital gains recognized by the Pennsylvania IM-IT Trust upon its disposition of a Bond issued before February 1, 1994.

   (4) Distributions from the Pennsylvania IM-IT Trust attributable to capital gains recognized by the Pennsylvania IM-IT Trust upon its disposition of a Bond will be exempt from the Philadelphia School Tax if the Bond was held by the Pennsylvania IM-IT Trust for a period of more than six months and the Unitholder held his Unit for more than six months before the disposition of the Bond. If, however, the Bond was held by the Pennsylvania IM-IT Trust or the Unit was held by the Unitholder for a period of less than six months, then distributions from the Pennsylvania IM-IT Trust attributable to capital gains recognized by the Pennsylvania IM-IT Trust upon its disposition of a Bond issued on or after February 1, 1994 will be taxable for purposes of the Philadelphia School Tax; no opinion is expressed with respect to the taxation of any such gains attributable to Bonds issued before February 1, 1994.

   (5) Insurance proceeds paid under policies which represent maturing interest on defaulted obligations will be exempt from the Corporate Income Tax to the same extent as such amounts are excluded from gross income for federal income tax purposes. No opinion is expressed with respect to whether such insurance proceeds are exempt from the Personal Income Tax or the Philadelphia School Tax.

   (6) Each Unitholder will recognize gain for purposes of the Corporate Income Tax if the Unitholder redeems or sells Units of the Pennsylvania IM-IT Trust to the extent that such a transaction results in a recognized gain to such Unitholder for federal income tax purposes and such gain is attributable to Bonds issued on or after February 1, 1994. No opinion is expressed with respect to the taxation of gains realized by a Unitholder on the sale or redemption of a Unit to the extent such gain is attributable to Bonds issued prior to February 1, 1994.

   (7) A Unitholder's gain on the sale or redemption of a Unit will be subject to the Personal Income Tax, except that no opinion is expressed with respect to the taxation of any such gain to the extent it is attributable to Bonds issued prior to February 1, 1994.

   (8) A Unitholder's gain upon a redemption or sale of Units will be exempt from the Philadelphia School Tax if the Unitholder held his Unit for more than six months and the gain is attributable to Bonds held by the Pennsylvania IM-IT Trust for a period of more than six months. If, however, the Unit was held by the Unitholder for less than six months or the gain is attributable to Bonds held by the Pennsylvania IM-IT Trust for a period of less than six months, then the gains will be subject to the Philadelphia School Tax; except that no opinion is expressed with respect to the taxation of any such gains attributable to Bonds issued before February 1, 1994.

   (9) The Bonds will not be subject to taxation under the County Personal Property Tax Act of June 17, 1913 (the "Personal Property Tax"). Personal property taxes in Pennsylvania are imposed and administered locally, and thus no assurance can be given as to whether Units will be subject to the Personal Property Tax in a particular jurisdiction. However, in our opinion, Units should not be subject to the Personal Property Tax.

   Unitholders should be aware that, generally, interest on indebtedness incurred or continued to purchase or carry Units is not deductible for purposes of the Personal Income Tax, the Corporate Income Tax or the Philadelphia School Tax.

   We have not examined any of the Bonds to be deposited and held in the Pennsylvania IM-IT Trust or the proceedings for the issuance thereof or the opinions of bond counsel with respect thereto, and therefore express no opinion as to the exemption from federal or state income taxation of interest on the Bonds if interest thereon had been received directly by a Unitholder.

   Chapman and Cutler has expressed no opinion with respect to taxation under any other provision of Pennsylvania law. Ownership of the Units may result in collateral Pennsylvania tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.


     UNIT RATING. Notwithstanding anything to the contrary in Prospectus Part II, the Units of the Trust are not rated AAA by Standard & Poor's.

   THE SPONSOR. Notwithstanding anything to the contrary in Prospectus Part II, Van Kampen Funds Inc., the Sponsor of your Trust, is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley (formerly known as Morgan Stanley Dean Witter & Co.).

   UNDERWRITING. The Underwriters named below have purchased Units in the following amounts from the Sponsor. See "Public Offering--Sponsor and Underwriter Compensation" in Prospectus Part II.



    NAME                                      ADDRESS                                                         UNITS
 --------------------------------             ----------------------------------------------------      ----------------
  Van Kampen Funds Inc.                       One Parkview Plaza, Oakbrook Terrace, Illinois 60181               1,652
  SWS Securities Inc.                         1201 Elm Street, Suite 4300, Dallas, Texas 75270                   1,050
  Gruntal, Division of Ryan Beck & Co. LLC    1 Liberty Plaza, New York, New York 10006                            300
  First Union Securities Inc.                 River Front Plaza, 901 East Byrd Street, Richmond, Virginia 23219    250
  Janney Montgomery Scott Inc.                1801 Market Street, 11th Floor, Philadelphia, Pennsylvania 19103     250
  Prudential Securities Inc.                  1 New York Plaza, 14th Floor, New York, New York 10292-2014          250
  Raymond James & Associates, Inc.            880 Carillon Parkway, St. Petersburg, Florida 33733                  250
  Edward Jones & Co.                          201 Progress Parkway, Maryland Heights, Missouri 63043               100
                                                                                                       -----------------
                                                                                                                 4,102
                                                                                                       =================



                     REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

     To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Pennsylvania IM-IT 265 (included in Van Kampen Focus Portfolios, Municipal Series 391):

     We have audited the accompanying statement of condition and the portfolio of Pennsylvania IM-IT 265 (included in Van Kampen Focus Portfolios, Municipal Series 391) as of July 31, 2002. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase tax-exempt bonds by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania IM-IT 265 (included in Van Kampen Focus Portfolios, Municipal Series 391) as of July 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Chicago, Illinois                                             GRANT THORNTON LLP
July 31, 2002


                             STATEMENT OF CONDITION

                               AS OF JULY 31, 2002

INVESTMENT IN BONDS
   Contracts to purchase bonds (1)(2)                     $           3,901,015
   Accrued interest to the first settlement date (1)(2)                  43,465
                                                           --------------------
         Total                                            $           3,944,480
                                                           --------------------
LIABILITY AND INTEREST OF UNITHOLDERS
   Liability--
         Accrued interest payable to Sponsor (1)(2)       $              43,465
   Interest of Unitholders--
         Cost to investors                                            4,102,000
         Less: Gross underwriting commission                            200,985
                                                           --------------------
         Net interest to Unitholders (1)(2)                           3,901,015
                                                           --------------------
         Total                                            $           3,944,480
                                                           --------------------



-------------
(1) The value of the bonds is determined by J.J. Kenny Co., Inc. on the bases set forth under "Public Offering--Offering Price" in Prospectus Part II. The contracts to purchase bonds are collateralized by an irrevocable letter of credit in an amount sufficient to satisfy such contracts.

(2) The Trustee will advance the amount of the net interest accrued to the first settlement date to the Trust for distribution to the Sponsor as the Unitholder of record as of such date.




FOCUS ON . . .

    YOUR PROSPECTUS PART I
    Summary of Essential Financial Information......2
    Portfolio.......................................3
    Notes to Portfolio..............................4
    Pennsylvania....................................5
    Tax Status......................................5
    Unit Rating.....................................6
    The Sponsor.....................................6
    Underwriting....................................6
    Report of Certified Public Accountants..........7
    Statement of Condition..........................7

  o DAILY PRICES
    (1)   Call our 24-Hour Pricing Line
          (800) 953-6785
    (1) Visit our Focus Portfolios Internet Pricing Page http://www.vankampen.com

  o ACCOUNT QUESTIONS
    (1)  Contact the Trustee
         (800) 221-7668

  o LEARNING MORE ABOUT UNIT TRUSTS
    (1)  Contact Van KampeN
         (630) 684-6000
    (1) Visit our Focus Portfolios Internet Product Page http://www.vankampen.com

  o ADDITIONAL INFORMATION
    You may obtain an Information Supplement that provides more details about your trust and its policies.
    (1)  Visit the SEC Internet Site
         http://www.sec.gov
    (1)  Contact the Trustee
         (800) 221-7668

                                                                      I-PAPRO265
                                                                       #36705-01

                        Van Kampen Focus Portfolios (SM)
                       A Division of Van Kampen Funds Inc.

                                PROSPECTUS PART I


                                  JULY 31, 2002

                VAN KAMPEN FOCUS PORTFOLIOS, MUNICIPAL SERIES 391


                             PENNSYLVANIA IM-IT 265

                              VAN KAMPEN FUNDS INC.

                                1 Parkview Plaza
                                  P.O. Box 5555
                      Oakbrook Terrace, Illinois 60181-5555






                        VAN KAMPEN FOCUS PORTFOLIOS (SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.


                   INVESTMENT GRADE MUNICIPAL TRUST, SERIES 18

   Investment Grade Municipal Trust, Series 18 invests in a portfolio of tax-exempt municipal bonds. The Trust seeks to provide federal tax-exempt income and to preserve capital. The Trust is a unit investment trust included in Van Kampen Focus Portfolios, Municipal Series 391.

                                       Monthly                Semi-Annual
                                    Distributions            Distributions
                                  -------------            ------------
 Estimated Current Return:              5.15%                    5.20%
 Estimated Long Term Return:            5.07%                    5.13%
 CUSIP:                              920915-44-4              920915-45-1


   Estimated current return shows the estimated cash you should receive each year divided by the Unit price. Estimated long term return shows the estimated return over the estimated life of your Trust. We base this estimate on an average of the bond yields over their estimated life. This estimate also reflects the sales charge and estimated expenses. We derive the average yield for your portfolio by weighting each bond's yield by its value and estimated life. Unlike estimated current return, estimated long term return accounts for maturities, discounts and premiums of the bonds. These estimates show a comparison rather than a prediction of returns. No return calculation can predict your actual return. Your actual return may vary from these estimates.

                                PROSPECTUS PART I


                                  JULY 31, 2002


                       This prospectus contains two parts.
 No one may use this Prospectus Part I unless accompanied by Prospectus Part II.

       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.
--------------------------------------------------------------------------------
           The Securities and Exchange Commission has not approved or disapproved of the Trust Units or passed upon the
                    adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.


                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
--------------------------------------------------------------------------------
GENERAL INFORMATION
--------------------------------------------------------------------------------
Date of Deposit                              July 31, 2002
Principal amount of bonds in Trust             $11,000,000
Principal amount of bonds per Unit (1)             $976.56
Number of Units                                     11,264
Weighted average maturity of bonds                25 years

--------------------------------------------------------------------------------
UNIT PRICE
--------------------------------------------------------------------------------
Aggregate offering price of bonds in Trust     $10,712,101
Aggregate offering price of bonds per Unit     $    951.00
  Plus sales charge per Unit                   $     49.00
Public offering price per Unit (2)             $  1,000.00
Redemption price per Unit                      $    943.32

--------------------------------------------------------------------------------
PORTFOLIO DIVERSIFICATION (% OF PAR VALUE)
--------------------------------------------------------------------------------
Health Care                                           25%
Other Care                                            25
Higher Education                                      19
Industrial Revenue                                    14
Wholesale Electric                                    10
General Obligation                                     7
                                                  --------
Total                                                100%

--------------------------------------------------------------------------------
ESTIMATED ANNUAL INCOME PER UNIT
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                 Distributions Distributions
                                  -----------  -----------
Estimated interest income         $    53.63   $     53.63
  Less estimated expenses (4)     $     2.15   $      1.65
Estimated net interest income     $    51.48   $     51.98

--------------------------------------------------------------------------------
EXPENSES
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                 Distributions Distributions
                                  -----------  -----------
Sales Charge (% of Unit Price)         4.90%         4.90%
Estimated Annual Expenses per Unit
  Trustee's fee (5)               $     0.91   $      0.51
  Supervisory, bookkeeping and
    administrative services fee   $     0.40   $      0.40
  Evaluation fee (5)              $     0.36   $      0.36
  Other operating expenses        $     0.48   $      0.38
                                  -----------  -----------
Total annual expenses per Unit    $     2.15   $      1.65
                                  ===========  ===========

--------------------------------------------------------------------------------
ESTIMATED DISTRIBUTIONS
--------------------------------------------------------------------------------
                                                Semi-
                           Monthly             Annual
                        Distributions       Distributions
                      -----------------   -----------------
Initial distribution      $   5.00 on         $  18.04 on
                   September 25, 2002   December 25, 2002
Normal distribution (3)   $      4.29         $     25.99
Record dates              10th day of     December 10 and
                           each month             June 10
Distribution dates        25th day of     December 25 and
                           each month             June 25


-----------------
(1) Some bonds may mature or be called or sold during your Trust's life. This could include a call or sale at a price below par value. We cannot guarantee that the value of your Units will equal the principal amount of bonds per Unit when you redeem them or when your Trust terminates.


(2) After the first settlement date (August 5, 2002), you will pay accrued interest from this date to your settlement date less interest distributions.


(3) We base this amount on estimated cash flows per Unit. This amount will vary with changes in expenses, interest rates and maturity, call or sale of bonds. The Information Supplement includes the estimated cash flows.

(4) This shows estimated expenses in the first year.

(5) Your Trust assesses this fee per $1,000 principal amount of bonds. Your

Trust assesses other fees per Unit.




PORTFOLIO
-------------------------------------------------------------------------------------------------------------------
                                                                         RATING (3)
                                                                     -------------------                  OFFERING
AGGREGATE    NAME OF ISSUER, TITLE, INTEREST RATE AND                STANDARD            REDEMPTION       PRICE TO
PRINCIPAL    MATURITY DATE OF BONDS (1)(2)                           & POOR'S   MOODY'S  FEATURE (4)      TRUST (2)
------------ ------------------------------------------------------ ---------- --------- ------------    ----------
$   465,000   Loris, South Carolina, Community Hospital District, Hospital
                Revenue Bonds, Series B                                                  2009 @ 102
                #5.625% Due 01/01/2020                                  BBB      NR      2016 @ 100 S.F.  $   456,463
    285,000   New Jersey, Educational Facilities Authority, Revenue Bonds
                (Beth Medrash Govoha America) Series G                                   2010 @ 101
                #6.375% Due 07/01/2020                                  NR      Baa3     2013 @ 100 S.F.      304,833
  1,125,000   Piedmont, South Carolina, Municipal Power Agency, Electric
                Revenue Refunding Bonds, Series A                                        2009 @ 101
                #5.25% Due 01/01/2021                                  BBB-     Baa3     2019 @ 100 S.F.    1,068,401
    250,000   Kane, McHenry, Cook, and DeKalb Counties, Illinois,
                Unit School Districts Number 300, Capital
                Appreciation General Obligation Bond
                (AMBAC Assurance Insured)
                #0.00% Due 12/01/2021                                   NR       Aaa                           88,817
    250,000   New Hampshire, Higher Educational & Health Facilities
                Authority, Revenue Bonds (New Hampshire College)                         2007 @ 102
                6.375% Due 01/01/2027                                  BBB-      NR      2017 @ 100 S.F.      251,558
    750,000   Connecticut, Development Authority, Pollution Control,
                Revenue Refunding Bonds, Connecticut Light and
                Power, Series A
                5.85% Due 09/01/2028                                    BBB      A3      2008 @ 102           781,605
    565,000   North East Independant School District, Texas, General
                Obligation Bonds, Public School Fund                                     2009 @ 100
                #4.50% Due 10/01/2028                                   AAA      Aaa     2023 @ 100 S.F.      513,077
  1,000,000   Montgomery County, Pennsylvania, Industrial Development
                Authority, Retirement Community Revenue Bonds,
                Retirement-Life Communities                                              2008 @ 101
                #5.25% Due 11/15/2028                                   A-       NR      2023 @ 100 S.F.      950,480
  1,500,000   Bell County, Texas, Health Facilities Development
                Corporation, Revenue Bonds, Retirement
                Facility, Buckner Retirement Services                                    2008 @ 101
                #5.25% Due 11/15/2028                                   A-       NR      2020 @ 100 S.F.    1,396,890
  1,580,000   Tomball, Texas, Hospital Authority Revenue, Hospital
                Revenue Bonds (Tomball Regional Hospital)                                2009 @ 101
                #6.00% Due 07/01/2029                                   NR      Baa2     2026 @ 100 S.F.    1,583,618
    750,000   Michigan, Strategic Fund Limited Obligation Revenue
                Refunding Bonds (Detroit Edison Pollution Control)
                Series C
                5.45% Due 09/01/2029                                    A-       A3      2011 @ 100           743,265
    230,000   Golden Valley, Minnesota, Revenue Bonds (Covenant
                Retirement Communities) Series A                                         2009 @ 101
                #5.50% Due 12/01/2029                                   A-       NR      2026 @ 100 S.F.      229,524
  1,500,000   Maryland, Economic Development Corporation, Student
                Housing Revenue Bonds (Collegiate Housing
                Foundation-Salisbury Project) Series 1999A                               2009 @ 102
                #6.00% Due 06/01/2030                                   NR      Baa3     2020 @ 100 S.F.    1,569,930
    750,000   Illinois, Health Facilities Authority, Revenue Bonds (Loyola
                University Health System) Series A                                       2011 @ 100
                #6.125% Due 07/01/2031                                  NR       A3      2022 @ 100 S.F.      773,640
============                                                                                             ============
$11,000,000                                                                                               $10,712,101
============                                                                                             ============




For an explanation of the footnotes used on this page, see "Notes to Portfolio".

NOTES TO PORTFOLIO

(1) The bonds are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. Contracts to acquire the bonds were entered into during the period from June 27, 2002 to July 30, 2002.

(2) Other information regarding the bonds is as follows:

                      COST TO           PROFIT (LOSS)
                      SPONSOR            TO SPONSOR
                  ---------------      ---------------
                $   10,638,887        $     73,214

     Approximately 33% of the principal amount of the bonds are issued by issuers located in Texas.


     The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain bonds. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor. Bonds marked by "##" following the maturity date have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the first settlement date.

     "#" prior to the coupon rate indicates that the bond was issued at an original issue discount. See "The Trusts--Risk Factors" in Prospectus Part
     II. The tax effect of bonds issued at an original issue discount is described in "Federal Tax Status" in Prospectus Part II.

(3) "o" indicates that the rating is contingent upon receipt by the rating agency of a policy of insurance obtained by the issuer of the bonds. "NR" indicates that the rating service did not provide a rating for that bond. For a brief description of the ratings see "Description of Ratings" in the Information Supplement.

(4) This is the year in which each bond is initially or currently callable and the call price for that year. Each bond continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of bonds. Certain bonds may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. See "The Trusts--Risk Factors" in Prospectus Part II.

     THE SPONSOR. Notwithstanding anything to the contrary in Prospectus Part II, Van Kampen Funds Inc., the Sponsor of your Trust, is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley (formerly known as Morgan Stanley Dean Witter & Co.).

     UNDERWRITING. The Underwriters named below have purchased Units in the following amounts from the Sponsor. See "Public Offering--Sponsor and Underwriter Compensation" in Prospectus Part II.




    NAME                                      ADDRESS                                                         UNITS
----------------------------------            ---------------------------------------------------     -----------------
  Van Kampen Funds Inc.                       One Parkview Plaza, Oakbrook Terrace, Illinois 60181               7,214
  Edward Jones & Co.                          201 Progress Parkway, Maryland Heights, Missouri 63043             3,000
  Pershing DIV of DLJ Secs Corp.              One Pershing Plaza, 7th Floor, Jersey City, New Jersey 07399         250
  RBC Dain Rauscher Inc.                      60 South Sixth Street, Minneapolis, Minnesota 55402                  250
  A.G. Edwards & Sons, Inc.                   One North Jefferson Avenue, St. Louis, Missouri 63103                150
  First Union Securities Inc.                 River Front Plaza, 901 East Byrd Street, Richmond, Virginia 23219    100
  J.J.B. Hilliard, W.L. Lyons, Inc.           501 South Fourth Street, Louisville, Kentucky 40202                  100
  Prudential Securities Inc.                  1 New York Plaza, 14th Floor, New York, New York 10292-2014          100
  SWS Securities Inc.                         1201 Elm Street, Suite 4300, Dallas, Texas 75270                     100
                                                                                                       -----------------
                                                                                                                11,264
                                                                                                       =================




                     REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

     To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Investment Grade Municipal Trust, Series 18 (included in Van Kampen Focus Portfolios, Municipal Series 391):

     We have audited the accompanying statement of condition and the portfolio of Investment Grade Municipal Trust, Series 18 (included in Van Kampen Focus Portfolios, Municipal Series 391) as of July 31, 2002. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase tax-exempt bonds by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Grade Municipal Trust, Series 18 (included in Van Kampen Focus Portfolios, Municipal Series 391) as of July 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Chicago, Illinois                                             GRANT THORNTON LLP
July 31, 2002



                             STATEMENT OF CONDITION
                               AS OF JULY 31, 2002

INVESTMENT IN BONDS
   Contracts to purchase bonds (1)(2)                       $     10,712,101
   Accrued interest to the first settlement date (1)(2)              116,989
                                                        --------------------
         Total                                              $     10,829,090
                                                        --------------------
LIABILITY AND INTEREST OF UNITHOLDERS
   Liability--
         Accrued interest payable to Sponsor (1)(2)         $        116,989
   Interest of Unitholders--
         Cost to investors                                        11,264,000
         Less: Gross underwriting commission                         551,899
                                                        --------------------
         Net interest to Unitholders (1)(2)                       10,712,101
                                                        --------------------
         Total                                              $     10,829,090
                                                        --------------------



------------------

(1) The value of the bonds is determined by J.J. Kenny Co., Inc. on the bases set forth under "Public Offering--Offering Price" in Prospectus Part II. The contracts to purchase bonds are collateralized by an irrevocable letter of credit in an amount sufficient to satisfy such contracts.

(2) The Trustee will advance the amount of the net interest accrued to the first settlement date to the Trust for distribution to the Sponsor as the Unitholder of record as of such date.




FOCUS ON . . .

  o YOUR PROSPECTUS PART I
    Summary of Essential Financial Information......2
    Portfolio.......................................3
    Notes to Portfolio..............................4
    The Sponsor.....................................5
    Underwriting....................................5
    Report of Certified Public Accountants..........6
    Statement of Condition..........................6

  o DAILY PRICES
    (1)  Call our 24-Hour Pricing Line
         (800) 953-6785
    (1) Visit our Focus Portfolios Internet Pricing Page http://www.vankampen.com

  o ACCOUNT QUESTIONS
    (1)  Contact the Trustee
         (800) 221-7668

  o LEARNING MORE ABOUT UNIT TRUSTS
    (1)  Contact Van KampeN
         (630) 684-6000
    (1) Visit our Focus Portfolios Internet Product Page http://www.vankampen.com

  o ADDITIONAL INFORMATION
    You may obtain an Information Supplement that provides more details about your trust and its policies.
    (1) Visit the SEC Internet Site
        http://www.sec.gov
    (1) Contact the Trustee
        (800) 221-7668

                                                                       IGMTPRO18
                                                                       #36700-01

                        Van Kampen Focus Portfolios (SM)
                       A Division of Van Kampen Funds Inc.


                                PROSPECTUS PART I
                                  JULY 31, 2002

                          VAN KAMPEN FOCUS PORTFOLIOS,
                              MUNICIPAL SERIES 391

                           INVESTMENT GRADE MUNICIPAL
                                TRUST, SERIES 18


                              VAN KAMPEN FUNDS INC.
                                1 Parkview Plaza
                                  P.O. Box 5555
                     Oakbrook Terrace, Illinois 60181-5555






                              VAN KAMPEN FUNDS INC.
                                1 Parkview Plaza
                                  P.O. Box 5555
                      Oakbrook Terrace, Illinois 60181-5555



                         VAN KAMPEN FOCUS PORTFOLIOS(SM)
                       A Division of Van Kampen Funds Inc.


                               PROSPECTUS PART II

                                    JUNE 2002


                           VAN KAMPEN FOCUS PORTFOLIOS
                                MUNICIPAL SERIES


                   A convenient way to invest in a diversified
                     portfolio of tax-exempt municipal bonds


                       This prospectus contains two parts.

                     No one may use this Prospectus Part II
                    unless accompanied by Prospectus Part I.

       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

     The Securities and Exchange Commission has not approved or disapproved of the Trust Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.



THE TRUSTS
--------------------------------------------------------------------------------

     GENERAL. Your Trust is one of several unit investment trusts created under the name Van Kampen Focus Portfolios, Municipal Series. The Trusts were created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement"), dated the date of Prospectus Part I (the "Date of Deposit") among Van Kampen Funds Inc., as Sponsor, Van Kampen Investment Advisory Corp., as Supervisor, J.J. Kenny Co., Inc., as Evaluator, and The Bank of New York, as Trustee.

     The Trusts are separate portfolios of interest-bearing obligations issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing authorities, excludable from gross income for Federal income tax purposes under existing law. All issuers of bonds in a State Trust are located in the state for which the Trust is named or in United States territories or possessions and their public authorities; consequently, in the opinion of recognized bond counsel to the bond issuers, the interest earned on the bonds is exempt to the extent indicated in Prospectus
Part I from state and local taxes. Further, in the opinion of bond counsel to the respective issuers, the interest income of each bond in a U.S. Territorial IM-IT Trust is exempt from state, Commonwealth of Puerto Rico and local income taxation. With the exception of New York and Pennsylvania Trusts, Units of a State Trust may be purchased only by residents of the state for which the Trust is named. Units of a New York Trust may be purchased by residents of New York, Connecticut and Florida. Units of a Pennsylvania Trust may be purchased by residents of Pennsylvania, Connecticut, Florida, Maryland, New York, Ohio and West Virginia. Trusts that hold only insured bonds or bonds that are insured under a portfolio insurance policy are referred to herein as "Insured Trusts". Trusts that primarily hold bonds issued by a single state, including political subdivisions and authorities thereof, are referred to herein as "State Trusts". State Trusts, other than State Intermediate Laddered Maturity Trusts or State Intermediate Trusts, are referred to herein as "Long-Term State Trusts".

     On the Date of Deposit, the Sponsor deposited with the Trustee the aggregate principal amount of bonds indicated in the "Summary of Essential Financial Information" in Prospectus Part I. The bonds in a Trust initially consist of delivery statements relating to contracts for their purchase and cash, cash equivalents and/or irrevocable letters of credit issued by a financial institution. Thereafter, the Trustee, in exchange for the bonds in a Trust, delivered to the Sponsor evidence of ownership of the number of Units indicated under "Summary of Essential Financial Information" in Prospectus Part I.

     The portfolio of any IM-IT, Investment Grade Municipal, IM-IT Discount, U.S. Territorial IM-IT, Long-Term State or National Quality Trust consists of bonds maturing approximately 15 to 40 years from the Date of Deposit. The approximate range of maturities from the Date of Deposit for bonds in any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust, Strategic Municipal Trust Intermediate Series, State Intermediate Laddered Maturity Trust and IM-IT Short Intermediate Trust is 12 to 15 years, 5 to 15 years, 5 to 15 years, 5 to 10 years and 3 to 7 years, respectively. The portfolio of any State Intermediate Laddered Maturity Trust is structured so that approximately 20% of the bonds will mature each year, beginning in approximately the fifth year of the Trust, entitling each Unitholder to a return of principal. This return of principal may offer Unitholders the opportunity to respond to changing economic conditions and to specific financial needs that may arise between the fifth and tenth years of the Trust. However, the flexibility provided by the return of principal may also eliminate a Unitholder's ability to reinvest at a rate as high as the yield on the bonds which matured.

     Each Unit initially offered represents a fractional undivided interest in the principal and net income of a Trust. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in a Trust represented by each Unit will increase, although the actual interest in the Trust will remain unchanged. Units will remain outstanding until redeemed by Unitholders or until the termination of the Trust Agreement.

     OBJECTIVES AND BOND SELECTION. The objectives of the Trusts are income exempt from Federal income taxation and, in the case of a State Trust, Federal and state income taxation and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. A State Intermediate Laddered Maturity Trust has additional objectives of providing protection against changes in interest rates and investment flexibility through an investment in a laddered portfolio of intermediate-term interest-bearing obligations with maturities ranging from approximately 5 to 10 years in which roughly 20% of the bonds mature each year beginning in approximately the fifth year of the Trust. There is, of course, no guarantee that the Trusts will achieve their objectives. A Trust may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income bonds with greater diversification than they might be able to acquire individually. Insurance guaranteeing the timely payment, when due, of all principal and interest on the bonds in each Insured Trust has been obtained from a municipal bond insurance company. For information relating to insurance on the bonds, see "Insurance on the Bonds in the Insured Trusts". In addition, these bonds are often not available in small amounts.

     In selecting bonds for the Trusts, the Sponsor considered the following factors, among others: (a) either the Standard & Poor's rating of the bonds was not less than "BBB-" ("A-" for Quality Trusts), or the Moody's Investors Service, Inc. ("Moody's") rating of the bonds was not less than "Baa3" ("A3" for the Quality Trusts), including provisional or conditional ratings, respectively, (or, if not rated, the bonds had credit characteristics sufficiently similar to the credit characteristics of interest-bearing tax-exempt bonds that were so rated as to be acceptable for acquisition by a Trust in the opinion of the Sponsor), (b) the prices of the bonds relative to other bonds of comparable quality and maturity, (c) the diversification of bonds as to purpose of issue and location of issuer and (d) with respect to the Insured Trusts, the availability and cost of insurance. After the Date of Deposit, a bond may cease to be rated or its rating may be reduced below the minimum required as of the Date of Deposit. Neither event requires elimination of a bond from a Trust but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the bond (see "Trust Administration--Portfolio Administration"). In particular, the ratings of the bonds in an Investment Grade Municipal Trust could fall below "investment grade" (i.e., below "BBB-" or "Baa3") during the Trust's life and the Trust could continue to hold the bonds. See "The Trusts--Risk Factors".

     THE BONDS. Your Trust invests in municipal bonds. States, municipalities and public authorities issue these bonds to raise money for a variety of purposes. In selecting bonds, the Sponsor seeks to diversify your portfolio by bond purpose. This section briefly describes different bond types to help you better understand your investment. The types of bonds in your portfolio are listed in Prospectus Part I. These bonds are also described in greater detail in the Information Supplement.

     General obligation bonds are backed by the general taxing power of the issuer. The issuer secures these bonds by pledging its faith, credit and unlimited taxing power for the payment of principal and interest.

     Revenue bonds are payable only from the revenue of a specific project or authority. They are not supported by the issuer's general power to levy taxes. The risk of default in payment of interest or principal increases if the income of the related project falters because that income is the only source of payment. All of the following bonds are revenue bonds.

     Airport bonds are obligations of issuers that own and operate airports. The ability of the issuer to make payments on these bonds primarily depends on the ability of airlines to meet their obligations under use agreements. Due to increased competition, deregulation, increased fuel costs and other factors, some airlines may have difficulty meeting these obligations.

     Bond banks are vehicles that pool various municipal obligations into larger offerings. This reduces the cost of borrowing for the municipalities. The types of financing projects that these obligations support vary.

     Certificates of participation are generally a type of municipal lease obligation. Lease payments of a governmental entity secure payments on these bonds. These payments depend on the governmental entity budgeting appropriations for the lease payments. A governmental body cannot obligate future governments to appropriate for or make lease payments, but governments typically promise to take action necessary to include lease payments in their budgets. If a government fails to budget for or make lease payments, sufficient funds may not exist to pay interest or principal on these bonds.

     Health care bonds are obligations of issuers that derive revenue from hospitals and hospital systems. The ability of these issuers to make payments on bonds depends on factors such as facility occupancy levels, demand for services, competition resulting from hospital mergers and affiliations, the need to reduce costs, government regulation, costs of malpractice insurance and claims, and government financial assistance (such as Medicare and Medicaid).

     Higher education bonds are obligations of issuers that operate universities and colleges. These issuers derive revenues from tuition, dormitories, grants and endowments. These issuers face problems related to declines in the number of college-age individuals, possible inability to raise tuitions and fees, uncertainty of continued federal grants, state funding or donations, and government legislation or regulation.

     Industrial revenue bonds finance the cost of acquiring, building or improving industrial projects. Private corporations usually operate these projects. The ability of the issuer to make payments on these bonds depends on factors such as the creditworthiness of the corporation operating the project, revenues generated by the project, expenses of the project and environmental or other regulatory restrictions.

     Multi-family housing bonds are obligations of issuers that derive revenues from mortgage loans on multiple family residences, retirement housing or housing projects for low to moderate-income families. These bonds are generally pre-payable at any time. It is likely that their life will be less than their stated maturity. The ability of these issuers to make payments on bonds depends on such factors as rental income, occupancy levels, operating expenses, mortgage default rates, taxes, government regulations and appropriation of subsidies.

     Other care bonds include obligations of issuers that derive revenue from mental health facilities, nursing homes and intermediate care facilities. These bonds are similar to health care bonds and the issuers face the same general risks.

     Public building bonds finance the cost of acquiring, leasing, building or improving public buildings such as offices, recreation facilities, convention centers, police stations, correctional institutions and parking garages. The ability of the issuers to make payments on these bonds depends on factors such as the government budgeting sufficient funds to make lease or mortgage payments on the facility, user fees or rents, costs of maintenance and decreases in use of the facility.

     Public education bonds are obligations of issuers that operate primary and secondary schools. The ability of these issuers to make payments on these bonds depends primarily on ad valorem taxes. These issuers may also face problems related to litigation contesting state constitutionality of public education financing.

     Retail electric/gas/telephone bonds are obligations of issuers that derive revenues from the retail sale of utilities to customers. The ability of these issuers to make payments on these bonds depends on factors such as the rates and demand for these utilities, competition, government regulation and rate approvals, overhead expenses and the cost of fuels.

     Single family housing bonds are obligations of issuers that derive revenues from mortgage loans on single family residences. Single family residences generally include one to four-family dwellings. These bonds are similar to multi-family housing bonds and the issuers face the same general risks.

     Tax district bonds are obligations secured by a pledge of taxing power by a municipality, such as tax increment financing or tax allocation bonds. These bonds are similar to general obligation bonds. Unlike general obligation bonds, however, the municipality does not pledge its unlimited taxing power to pay these bonds. Instead, the municipality pledges revenues from a specific tax to pay these bonds. If the tax cannot support payment of interest and principal, a municipality may need to raise the related tax to pay these bonds. An inability to raise the tax could have an adverse affect on these bonds.

     Transportation bonds are obligations of issuers that own and operate public transit systems, ports, highways, turnpikes, bridges and other transportation systems. The ability of these issuers to make payments on these bonds depends on variations in use, the degree of government subsidization, competition from other forms of transportation and increased costs. Port authorities derive revenues primarily from fees imposed on ships using the port facilities. These fees can fluctuate depending on the local economy and competition from air, rail and truck transportation. Increased fuel costs, alternative transportation modes and competition from toll-free bridges and roads will impact revenues of issuers that operate bridges, roads or tunnels.

     Waste disposal bonds are obligations of issuers that derive revenues from resource recovery facilities. These facilities process solid waste, generate steam and convert steam to electricity. These issuers face problems such as costs and delays due to environmental concerns, effects of conservation and recycling, destruction or condemnation of a project, void or unenforceable contracts, changes in the economic availability of raw materials, operating supplies or facilities, and other unavoidable changes that adversely affect operation of a project.

     Water and sewer bonds are obligations of issuers that derive revenues from user fees from the sale of water and sewerage services. These issuers face problems such as the ability to obtain rate increases, population declines, difficulties in obtaining new fresh water supplies and "no-growth" zoning ordinances. These issuers also face many of the same problems of waste disposal issuers.

     Wholesale electric bonds are obligations of issuers that derive revenues from selling electricity to other utilities. The ability of these issuers to make payments on these bonds depends on factors such as the rates and demand for electric utilities, competition, overhead expenses and government regulation and rate approvals.

     MORE ABOUT THE BONDS. In addition to describing the purpose of the bonds, other information about the bonds is also listed in the "Portfolio" in Prospectus Part I. This information relates to other characteristics of the bonds. This section briefly describes some of these characteristics.

     Original issue discount bonds were initially issued at a price below their face (or par) value. These bonds typically pay a lower interest rate than comparable bonds that were issued at or above their par value. In a stable interest rate environment, the market value of these bonds tends to increase more slowly in early years and in greater increments as the bonds approach maturity. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond's par value.

     Zero coupon bonds are a type of original issue discount bond. These bonds do not pay any current interest during their life. If an investor own this type of bond, the investor has the right to receive a final payment of the bond's par value at maturity. The price of these bonds often fluctuates greatly during periods of changing market interest rates compared to bonds that make current interest payments. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond's par value.

     "When, as and if issued" bonds are bonds that trade before they are actually issued. This means that the Sponsor can only deliver them to your Trust "when, as and if" the bonds are actually issued. Delivery of these bonds may be delayed or may not occur. Interest on these bonds does not begin accruing to your Trust until the Sponsor delivers the bond to the Trust. You may have to adjust your tax basis if the Sponsor delivers any of these bonds after the expected delivery date. Any adjustment would reflect interest that accrued between the time you purchased your Units and the delivery of the bonds to your Trust. This could lower your first year estimated current return. You may experience gains or losses on these bonds from the time you purchase Units even though your Trust has not yet received them.

     RISK FACTORS. All investments involve risk. This section describes the main risks that can impact the value of bonds in your Trust. You should understand these risks before you invest. If the value of the bonds falls, the value of your Units will also fall. You can lose money by investing in a Trust. No one can guarantee that your Trust will achieve its objective or that your investment return will be positive over any period. The Information Supplement contains a more detailed discussion of risks related to your investment.

     Market risk is the risk that the value of the bonds in your Trust will fluctuate. This could cause the value of your Units to fall below your original purchase price or below the par value. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a bond's issuer or insurer, perceptions of the issuer or insurer, or ratings on a bond. Even though the Supervisor supervises your portfolio, you should remember that no one manages your portfolio. Your Trust will not sell a bond solely because the market value falls as is possible in a managed fund.

     Interest rate risk is the risk that the value of bonds will fall if interest rates increase. Bonds typically fall in value when interest rates rise and rise in value when interest rates fall. Bonds with longer periods before maturity are often more sensitive to interest rate changes.

     Credit risk is the risk that a bond's issuer or insurer is unable to meet its obligation to pay principal or interest on the bond.

     Call risk is the risk that the issuer prepays or "calls" a bond before its stated maturity. An issuer might call a bond if interest rates fall and the bond pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a bond, your Trust will distribute the principal to you but your future interest distributions will fall. You might not be able to reinvest this principal at as high a yield. A bond's call price could be less than the price your Trust paid for the bond and could be below the bond's par value. This means that you could receive less than the amount you paid for your Units. If enough bonds in your Trust are called, your Trust could terminate early. The first date that the issuer can call each bond is listed in the portfolio in Prospectus Part I along with the price the issuer would have to pay.

     Bond quality risk is the risk that a bond will fall in value if a rating agency decreases the bond's rating.

     Bond concentration risk is the risk that your Trust is less diversified because it concentrates in a particular type of bond. When a certain type of bond makes up 25% or more of a Trust, the Trust is considered to be "concentrated" in that bond type. The different bond types are described under "The Bonds".

     Reduced diversification risk is the risk that your Trust will become smaller and less diversified as bonds are sold, are called or mature. This could increase your risk of loss and increase your share of Trust expenses.

     Liquidity risk is the risk that the value of a bond will fall if trading in the bond is limited or absent. No one can guarantee that a liquid trading market will exist for any bond because these bonds generally trade in the over-the-counter market (they are not listed on a securities exchange).

     Litigation and legislation risk is the risk that future litigation or legislation could affect the value of your Trust. For example, future legislation could reduce tax rates, impose a flat tax, exempt all investment income from tax or change the tax status of the bonds. Litigation could challenge an issuer's authority to issue or make payments on bonds.

     NO FDIC GUARANTEE. An investment in your Trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

ESTIMATED CURRENT AND LONG-TERM RETURNS
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     The Estimated Current Returns and the Estimated Long-Term Returns as of the Date of Deposit are set forth on the cover of the Prospectus Part I. Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trust and with the principal prepayment, redemption, maturity, exchange or sale of bonds. The Public Offering Price will vary with changes in the price of the bonds. Accordingly, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of the bonds and (2) takes into account the expenses and sales charge associated with Units. Since the value and estimated retirements of the bonds and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

     In order to acquire certain bonds, it may be necessary for the Sponsor or Trustee to pay amounts covering accrued interest on the bonds which exceed the amounts which will be made available through cash furnished by the Sponsor on the Date of Deposit. This cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any excess and will be reimbursed when funds become available from interest payments on the related bonds. Also, since interest on any "when, as and if issued" bonds does not begin accruing as tax-exempt interest income to the benefit of Unitholders until the date of delivery, the Trustee may reduce its fee and pay Trust expenses in order to maintain or approach the same estimated net annual interest income during the first year of the Trust's operations as described under "Summary of Essential Financial Information" in Prospectus Part I.

PUBLIC OFFERING
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     GENERAL. Units are offered at the Public Offering Price. During the initial offering period the Public Offering Price is based on the aggregate offering price of the bonds, the sales charge described below, cash, if any, in the Principal Account and accrued interest, if any. After the initial public offering period, the secondary market public offering price is based on the bid prices of the bonds, the sales charge described below, cash, if any, in the Principal Account and accrued interest, if any. The minimum purchase in the primary and secondary market is one Unit.

     The initial offering period sales charges are as follows:

                                                                     INITIAL OFFERING PERIOD SALES CHARGE
                                                                                 AS PERCENT OF
                                                                    ---------------------------------------
                                                                       PUBLIC OFFERING    OFFERING PRICE
  TRUST                                                                     PRICE            OF BONDS
  ---------------------------------------------------------------------------------------------------------
  IM-IT, Investment Grade Municipal, U.S. Territorial IM-IT,
     Long-Term State and National Quality Trusts                           4.900%             5.152%
  IM-IT Limited Maturity Trusts                                            4.300              4.493
  IM-IT Discount Trusts                                                    4.000              4.167
  IM-IT Intermediate Trusts                                                3.900              4.058
  Strategic Municipal Trust Intermediate Series
     and State Intermediate Laddered Maturity Trusts                       3.000              3.093
  IM-IT Short Intermediate Trusts                                          2.000              2.041

     The sales charge applicable to quantity purchases during the initial offering period is reduced as follows:


                                                              SALES CHARGE REDUCTION PER UNIT
                                   -------------------------------------------------------------------------------------
                                     IM-IT, INVESTMENT
                                     GRADE MUNICIPAL,
                                  U.S. TERRITORIAL IM-IT,
                                      LONG-TERM STATE
        AGGREGATE NUMBER OF            AND NATIONAL              IM-IT SHORT              IM-IT
         UNITS PURCHASED*             QUALITY TRUSTS         INTERMEDIATE TRUST      DISCOUNT TRUST       OTHER TRUSTS
--------------------------------    --------------------    --------------------    ----------------      -------------
100-249 Units                          $      4.00               $     2.00            $    2.00           $    4.00
250-499 Units                          $      6.00               $     3.00            $    4.00           $    6.00
500-999 Units                          $     14.00               $     4.00            $    6.00           $    9.00
1,000 or more Units                    $     19.00               $     6.00            $    8.00           $   11.00

-----------------------------
         * The breakpoint sales charges are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the Trusts' requirement that only whole Units be issued.

     The secondary market sales charge is computed as described in the following table based upon the estimated long-term return life of a Trust's portfolio:


     YEARS TO MATURITY    SALES CHARGE       YEARS TO MATURITY     SALES CHARGE     YEARS TO MATURITY    SALES CHARGE
    ------------------   --------------     -------------------  --------------    -------------------  --------------
       1                     1.010%           8                      3.627%           15                    5.042%
       2                     1.523            9                      4.167            16                    5.152
       3                     2.041           10                      4.384            17                    5.263
       4                     2.302           11                      4.603            18                    5.374
       5                     2.564           12                      4.712            19                    5.485
       6                     2.828           13                      4.822            20                    5.597
       7                     3.093           14                      4.932      21 to 30                    5.708


     For purposes of computation of the estimated long-term return life, bonds will be deemed to mature on their expressed maturity dates unless: (a) the bonds have been called for redemption or are subject to redemption at an earlier call date, in which case this call date will be deemed to be the maturity date; or
(b) the bonds are subject to a "mandatory tender", in which case the mandatory tender will be deemed to be the maturity date. The sales charges in the above table are expressed as a percentage of the aggregate bid prices of the bonds. Expressed as a percent of the Public Offering Price, the sales charge on a Trust consisting entirely of bonds with 15 years to maturity would be 4.80%. The sales charges in the table above do not apply to IM-IT Discount Trusts. The applicable secondary market sales charges for an IM-IT Discount Trust are set forth in the applicable Prospectus Part I.

     Any reduced sales charge is the responsibility of the selling Underwriter, broker, dealer or agent. The Sponsor will, however, increase the concession or agency commission for quantity purchases. The reduced sales charge structure in the initial offering period sales charge table above will apply on all purchases by the same person from any one Underwriter or dealer of units of Van Kampen unit investment trusts which are being offered in the initial offering period
(a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date, if the units purchased are of a unit investment trust purchased on the Initial Purchase Date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the day preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchaser qualifies for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser (family members") will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing Units for one or more trust, estate or fiduciary accounts. If you purchased Units on more than one day to achieve the discounts described in this paragraph, the discount allowed on any single day will apply only to Units purchased on that day (a retroactive discount is not given on all prior purchases).

     For purposes of calculating the reduced sales charge for quantity purchases in the table above, purchasers who have indicated their intent to purchase a specified amount of Units of any Van Kampen Focus Portfolios, Taxable Income Series or Van Kampen Focus Portfolios, Municipal Series unit investment trust during the initial offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the tables above based on the amount of intended aggregate purchases as expressed in the letter of intent. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of the intended aggregate purchases expressed in the Unitholder's letter of intent. Further, through the establishment of the letter of intent, the Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to the Unitholder's account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to the Unitholder's account. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholder's letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be allowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level and on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amounts paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level. If the Unitholder does not pay the additional amount within 20 days after written request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of the Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever the Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount.

     During the initial offering period of a Trust, unitholders of any Van Kampen-sponsored unit investment trust and unitholders of unaffiliated unit investment trusts may utilize their redemption or termination proceeds from such a trust to purchase Units of a Trust offered in this prospectus at a reduced sales charge. The reduced sales charge will be equal to the lesser of $35 per Unit or 3.50% of the Public Offering Price per Unit for an IM-IT, Investment Grade Municipal, U.S. Territorial IM-IT, Long-Term State and National Quality Trust and will be equal to the lesser of $25 or 2.50% of the Public Offering Price per Unit for Strategic Municipal Trust Intermediate Series and State Intermediate Laddered Maturity Trusts.

     Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons (collectively referred to herein as "related purchasers")) of Van Kampen Funds Inc. and its affiliates and Underwriters and their affiliates may purchase Units at the Public Offering Price less the applicable underwriting commission or less the applicable dealer concession in the absence of an underwriting commission. Employees, officers and directors (including related purchasers) of dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.

     Purchasers of units of any two consecutive series of a Trust may aggregate purchases of units of such series for purposes of the sales charge reduction for quantity purchases, provided that at the time of the initial purchase of units such purchaser submitted a purchase order for at least 100 units that was partially unfulfilled due to a lack of units of such Trust series available for sale at such time. The sales charge reduction shall be applied to the subsequent purchase of units such that the aggregate sales charge reduction applicable to both purchases will equal the amount described in the initial offering period sales charge table above.

   A portion of the sales charge is waived for certain accounts described in this paragraph. Purchases by these accounts are subject only to the portion of the sales charge that is retained by the Sponsor. Please refer to the section called "Wrap Fee and Advisory Accounts" for additional information on these purchases. Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a sales charge reduction for quantity purchases) less the concession the Sponsor typically allows to brokers and dealers for purchases by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

     OFFERING PRICE. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in Prospectus
Part I in accordance with fluctuations in the prices of the bonds. The price of Units on the Date of Deposit was determined by adding the applicable sales charge to the aggregate offering price of the bonds and dividing the sum by the number of Units outstanding. This price determination was made on the basis of an evaluation of the bonds prepared by the Evaluator. During the initial offering period, the Evaluator will value the bonds as of the Evaluation Time on days the New York Stock Exchange is open for business and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received at or prior to the Evaluation Time on each such day. The "Evaluation Time" is the close of regular trading on the New York Stock Exchange on each day that the Exchange is open for trading. Orders received by the Trustee, Sponsor or any Underwriter for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. The secondary market Public Offering Price per Unit will be equal to the aggregate bid price of the bonds plus the applicable secondary market sales charge and dividing the sum by the number of Units outstanding. For secondary market purposes, this computation will be made by the Evaluator as of the Evaluation Time for each day on which any Unit is tendered for redemption and as necessary. The offering price of bonds may be expected to average approximately 0.5%-1% more than the bid price.

     The aggregate price of the bonds is determined on the basis of bid prices or offering prices, as is appropriate, (a) on the basis of current market prices obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Trusts; (b) if these prices are not available, on the basis of current market prices for comparable bonds; (c) by causing the value of the bonds to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (d) by any combination of the above. Market prices of the bonds will generally fluctuate with changes in market interest rates. Unless bonds are in default in payment of principal or interest or in significant risk of default, the Evaluator will not attribute any value to the insurance obtained by an Insured Trust, if any.

     The Evaluator will consider in its evaluation of bonds which are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of default (the "Defaulted Bonds") the value of any insurance guaranteeing interest and principal payments. The value of the insurance will be equal to the difference between (i) the market value of Defaulted Bonds assuming the exercise of the right to obtain Permanent Insurance (less the insurance premiums and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of Defaulted Bonds not covered by Permanent Insurance. In addition, the Evaluator will consider the ability of a Portfolio Insurer to meet its commitments under any insurance policy, including commitments to issue Permanent Insurance. No value has been ascribed to insurance obtained by an Insured Trust, if any, as of the date of this prospectus.

     A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

     ACCRUED INTEREST. Accrued interest is an accumulation of unpaid interest on securities which generally is paid semi-annually, although each Trust accrues interest daily. Because of this, a Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling after the First Settlement Date, the proportionate share of accrued interest to the settlement date is added to the Public Offering Price of Units. Unitholders will receive the amount of accrued interest paid on their Units on the next distribution date. In an effort to reduce the accrued interest which would have to be paid by Unitholders, the Trustee will advance the amount of accrued interest to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the accrued interest added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account after the First Settlement Date. Because of the varying interest payment dates of the bonds, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unitholders. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units.

     UNIT DISTRIBUTION. Units will be distributed to the public by Underwriters, broker-dealers and others at the Public Offering Price, plus accrued interest. The Sponsor intends to qualify Units for sale in a number of states. During the initial offering period, the Sponsor and Underwriters will sell Units to non-Underwriter broker-dealers and selling agents at the Public Offering Price (net of any sales charge discount) less the concession or agency commission shown in the following tables.

     The following table applies to IM-IT, Investment Grade Municipal, U.S. Territorial IM-IT, Long-Term State and National Quality Trusts only:


                                                                                   CONCESSION          VOLUME
                                                                                    OR AGENCY        CONCESSION
   TRANSACTION AMOUNT                                                              COMMISSION          REBATE
-------------------------------------------------------------------------------------------------------------------
   Less than 100 Units/$100,000............................................            $30                $5
   100 Units/$100,000 - 249 Units/$249,999.................................             32                 1
   250 Units/$250,000 - 499 Units/$499,999.................................             33                --
   500 Units/$500,000 - 999 Units/$999,999.................................             26                --
   1,000 Units/$1,000,000 or more..........................................             20                --

     The following table applies to Strategic Municipal Trust, Intermediate
Series only:


                                                                                   CONCESSION          VOLUME
                                                                                    OR AGENCY        CONCESSION
   TRANSACTION AMOUNT                                                              COMMISSION          REBATE
-------------------------------------------------------------------------------------------------------------------
   Less than 100 Units/$100,000............................................            $20                $2
   100 Units/$100,000 - 249 Units/$249,999.................................             18                 1
   250 Units/$250,000 - 499 Units/$499,999.................................             17                --
   500 Units/$500,000 - 999 Units/$999,999.................................             16                --
   1,000 Units/$1,000,000 or more..........................................             13                --



     Non-Underwriter broker-dealers and other selling agents who purchase an aggregate of 250 or more Units directly from the Sponsor during the initial offering period will receive a net concession equal to the net concession allowed to Underwriters described under "Sponsor and Underwriter Compensation" below. For individual transactions of less than 250 Units, the Sponsor will offer a rebate per Unit equal to the Volume Concession Rebate described in the table above so that the broker-dealer or selling agent receives the appropriate net concession or agency commission. The Sponsor will pay this rebate after the end of the initial offering period. The amounts shown in the table apply only to the Trusts set forth above. Amounts applicable to all other Trusts will be set forth in the Prospectus Part I for the related Trust. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

     For initial offering period transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of a Trust offered this prospectus, the regular concession or agency commission allowed to broker-dealers and other selling agents will equal $25 per Unit for an IM-IT, Investment Grade Municipal, U.S. Territorial IM-IT, Long-Term State and National Quality Trust and $17.50 per Unit for Strategic Municipal Trust Intermediate Series.

     In addition to the concession or agency commission and the volume concession rebate set forth in the tables above, all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all Van Kampen unit investment trusts during a Quarterly Period as set forth in the following table:


                                                                 ADDITIONAL
   INITIAL OFFERING PERIOD                                         VOLUME
   SALES DURING QUARTERLY PERIOD                                 CONCESSION
-------------------------------------------------------------------------------
   $2 million but less than $5 million......................       0.025%
   $5 million but less than $10 million.....................       0.050
   $10 million but less than $50 million....................       0.075
   $50 million or more......................................       0.100


     "Quarterly Period" means the following periods: December - February; March
- May; June - August; and September - November. Broker-dealers and other selling firms will not receive these additional volume concessions on the sale of (1) units which are not subject to a transactional sales charge (as defined in appplicable prospectuses) or (2) units of Van Kampen unit investment trusts initially offered prior to December 17, 2001, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the table above. Secondary market sales of all unit investment trusts are excluded for purposes of these volume concessions. The Sponsor will pay these amounts out of its own assets within a reasonable time following each Quarterly Period.

     Certain commercial banks may be making Units available to their customers on an agency basis. A portion of the sales charge paid by these customers (equal to the agency commission referred to above) is retained by or remitted to the banks. Any discount provided to investors will be borne by the selling dealer or agent. For secondary market transactions, the concession or agency commission will generally amount to 70% of the applicable sales charge. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others up to the entire amount of the sales charge.

     SPONSOR AND UNDERWRITER COMPENSATION. The Sponsor will sell Units to Underwriters at the regular Public Offering Price per Unit less a gross concession of $35 per Unit underwritten for IM-IT, Investment Grade Municipal, U.S. Territorial IM-IT, Long-Term State and National Quality Trusts and $22 for Strategic Municipal Trust, Intermediate Series. The net concession earned by Underwriters after giving effect to sales charge discounts will equal the amounts shown in the tables below. For a list of the Underwriters that have purchased Units from the Sponsor, see "Underwriting" in Prospectus Part I.

     The following table applies to IM-IT, Investment Grade Municipal, U.S. Territorial IM-IT, Long-Term State and National Quality Trusts only:


                                                                                                      REBATE ON
                                                                                       NET            QUANTITY
                                                                                   UNDERWRITER        DISCOUNT
   TRANSACTION AMOUNT                                                              CONCESSION       TRANSACTIONS
-------------------------------------------------------------------------------------------------------------------
    Less than 100 Units/$100,000...........................................            $35                $0
    100 Units/$100,000 - 249 Units/$249,999................................             33                 2
    250 Units/$250,000 - 499 Units/$499,999................................             33                 4
    500 Units/$500,000 - 999 Units/$999,999................................             26                 5
    1,000 Units/$1,000,000 or more.........................................             20                 4

     The following table applies to Strategic Municipal Trust, Intermediate
Series only:


                                                                                                      REBATE ON
                                                                                       NET            QUANTITY
                                                                                   UNDERWRITER        DISCOUNT
   TRANSACTION AMOUNT                                                              CONCESSION       TRANSACTIONS
-------------------------------------------------------------------------------------------------------------------
   Less than 100 Units/$100,000............................................           $ 22               $ 0.00
   100 Units/$100,000 - 249 Units/$249,999.................................             19                 1.00
   250 Units/$250,000 - 499 Units/$499,999.................................             17                 1.00
   500 Units/$500,000 - 999 Units/$999,999.................................             16                 2.75
   1,000 Units/$1,000,000 or more..........................................             13                 2.00



     In connection with Underwriter sales of Units to non-Underwriter broker-dealers and other selling agents which Units in turn are sold to investors in sufficient size to qualify for quantity discounts, Underwriters are eligible to receive a rebate from the Sponsor. This rebate is intended to reimburse Underwriters for discounts provided to such broker-dealers and agents, and on these transactions will equal the amount by which the sum of the related broker-dealer concession and the sales charge discount exceeds the regular Underwriter concession. The amounts of these rebates are shown in the table above. In addition, if a firm commits to act as an Underwriter for a Trust, the concessions or agency commissions allowed will equal the amounts shown above on all Units of the Trust distributed during the initial offering period and purchased directly from the Sponsor rather than the broker-dealer concessions described under "Unit Distribution."

     The Managing Underwriters of any Investment Grade Municipal Trust or National Quality Trust (Underwriters who underwrite 15% of the Trust involved or 1,000 Units of such Trust, whichever is greater) will be allowed a concession of $38.00 per Unit of any such Trust, as of the Date of Deposit. Also, any such Managing Underwriter that sells a total of 25% or 1,500 Units, whichever is greater, of any individual series of such Trusts will receive an additional $2.00 per each such Unit. In connection with quantity sales to purchasers of any Pennsylvania IM-IT Trust the Underwriters will receive from the Sponsor commissions totalling $35.00 per Unit for any single transaction of 100 to 249 Units, $36.00 per Unit for any single transaction of 250 to 499 Units, $37.00 per Unit for any single transaction of 500 to 999 Units and $38.00 per Unit for any single transaction of 1,000 or more Units. In addition, any Underwriter that sells a total of 25% or 1,500 Units, whichever is greater, of any Pennsylvania IM-IT Trust will receive an additional $2.00 per each such Unit. In addition, the Sponsor has entered into agreements with Advest, Inc. ("Advest") and Gruntal & Co., LLC ("Gruntal") whereby Advest and Gruntal will receive an additional $2.00 per Unit in connection with a minimum commitment of 1,500 Units of any New York IM-IT Trust. In addition, the Sponsor and J. J. B. Hilliard, W. L. Lyons, Inc. ("Hilliard, Lyons") have entered into an agreement under which Hilliard, Lyons may receive an additional $2.00 for each Unit of the Kentucky Quality Trust which it underwrites, provided it underwrites a minimum of 400 Units of such Trust. Further, each Underwriter who underwrites 1,000 or more Units in any Trust will receive additional compensation from the Sponsor of $1.00 for each Unit it underwrites. The breakpoints listed herein will also be applied on a dollar basis utilizing a breakpoint equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the Underwriter.

     In addition, the Sponsor and certain Underwriters will realize a profit or loss, as a result of the difference between the price paid for the bonds by the Sponsor and the cost of the bonds to a Trust. See "Portfolio" and "Notes to Portfolio" in Prospectus Part I. Underwriters may also realize profits or losses with respect to bonds which were acquired by the Sponsor from underwriting syndicates of which they were members. The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates from which the bonds in the Trusts were acquired. Underwriters may further realize profit or loss during the initial offering period as a result of possible fluctuations in the market value of the bonds since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters. Affiliates of an Underwriter are entitled to the same dealer concessions or agency commissions that are available to the Underwriter. In addition to any other benefits Underwriters may realize from the sale of Units, the Sponsor will share on a pro rata basis among senior Underwriters (those who underwrite at least 250 Units) 50% of any gain (less deductions for accrued interest and certain costs) represented by the difference between the cost of the bonds to the Sponsor and the evaluation of the bonds on the Date of Deposit. The Sponsor and certain of the other Underwriters will also realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold in connection with maintaining a secondary market for Units and will also realize profits or losses resulting from a redemption of repurchased Units at a price above or below the purchase price.

     Underwriters and broker-dealers of the Trusts, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of such firms may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such firms that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying firms for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trusts. These programs will not change the price Unitholders pay for their Units or the amount that the Trusts will receive from the Units sold. Approximately every eighteen months the Sponsor holds a business seminar which is open to Underwriters that sell units of trusts it sponsors. The Sponsor pays substantially all costs associated with the seminar, excluding Underwriter travel costs. Each Underwriter is invited to send a certain number of representatives based on the gross number of units such firm underwrites during a designated time period.

     MARKET FOR UNITS. Although not obligated to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a market for Units and offer to purchase Units at prices, subject to change at any time, based upon the aggregate bid prices of the bonds plus accrued interest and any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at these prices. If a market is not maintained and the Unitholder cannot find another purchaser, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in any price in excess of the Redemption Price and, if so, the amount thereof. The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which the Units would otherwise have been redeemed by the Trustee.

FEE ACCOUNTS
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   Units may be available for purchase in connection with "wrap fee" accounts and other similar accounts. You should consult your financial professional to determine whether you can benefit from these accounts. For these purchases you generally only pay the portion of the sales charge that is retained by your Trust's Sponsor, Van Kampen Funds Inc. You should consult the "Public Offering--General" section for specific information on this and other sales charge discounts.

RIGHTS OF UNITHOLDERS
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     DISTRIBUTIONS OF INTEREST AND PRINCIPAL. Interest received by a Trust, pro rated on an annual basis, will be distributed monthly unless a Unitholder elects to receive semi-annual distributions. The amount and time of the first distribution is described in Prospectus Part I under "Summary of Essential Financial Information". The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders who purchase Units in the secondary market will receive distributions in accordance with the election of the prior owner. Unitholders may change their distribution plan by indicating the change on a card which may be obtained from the Trustee and return the card to the Trustee with their certificates and other documentation required by the Trustee. Certificates should be sent by registered or certified mail to avoid their being lost or stolen. If the card and certificate are properly presented to the Trustee, the change will become effective on the first day after the next semi-annual record date and will remain effective until changed.

     Interest received by a Trust, including that part of the proceeds of any disposition of bonds which represents accrued interest, is credited by the Trustee to the Interest Account. Other receipts are credited to the Principal Account. After deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date, interest received will be distributed on each distribution date to Unitholders of record as of the preceding record date. All distributions will be net of estimated expenses. Funds in the Principal Account will be distributed on each semi-annual distribution date to Unitholders of record as of the preceding semi-annual record date. The Trustee is not required to pay interest on funds held in the Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of these funds) nor to make a distribution from the Principal Account unless the amount available for distribution therein shall equal at least $1.00 per Unit. However, should the amount available for distribution in the Principal Account equal or exceed $10.00 per Unit, the Trustee will make a special distribution from the Principal Account on the next monthly distribution date to Unitholders of record on the related monthly record date.

     Because interest payments are not received by a Trust at a constant rate throughout the year, interest distributions may be more or less than the amount credited to the Interest Account as of the record date. For the purpose of minimizing fluctuations in interest distributions, the Trustee is authorized to advance amounts necessary to provide interest distributions of approximately equal amounts. The Trustee is reimbursed for these advances from funds in the Interest Account on the next record date. Persons who purchase Units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase, under the applicable plan of distribution.

     REINVESTMENT OPTION. Unitholders may elect to have distributions on their Units automatically reinvested in shares of certain Van Kampen mutual funds which are registered in the Unitholder's state of residence (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives that differ from those of the Trusts. The prospectus relating to each Reinvestment Fund describes its investment policies and the procedures to follow to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from Van Kampen Funds Inc. at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555.

     After becoming a participant in a reinvestment plan, each Trust distribution will automatically be applied on the applicable distribution date to purchase shares of the applicable Reinvestment Fund at a net asset value computed on such date. Unitholders with an existing Guaranteed Reinvestment Option (GRO) Program account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new GRO account which allows purchases of Reinvestment Fund shares at net asset value. Confirmations of all reinvestments will be mailed to the Unitholder by the Reinvestment Fund. A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing at least five days before the next distribution date. Each Reinvestment Fund, its sponsor and investment adviser have the right to terminate its reinvestment plan at any time. Unitholders of New York Trusts who are New York residents may elect to have distributions reinvested in shares of First Investors New York Insured Tax Free Fund, Inc. subject to a sales charge of $1.50 per $100 reinvested (paid to First Investors Management Company, Inc.).

     REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee, at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286, of the certificates representing the Units to be redeemed, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, such as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. Redemption of Units cannot occur until certificates representing the Units or satisfactory indemnity have been received by the Trustee. No later than seven calendar days following satisfactory tender, the Unitholder will receive an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of the tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time on days of trading on the New York Stock Exchange, the date of tender is the next day on which that Exchange is open and the Units will be deemed to have been tendered to the Trustee on that day for redemption at the Redemption Price.

     Under Internal Revenue Service regulations, the Trustee is required to withhold a specified percentage of a Unit redemption if the Trustee has not received the Unitholder's tax identification number as required by such regulations. Any amount withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, the Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "back-up withholding".

     The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the bonds as of the Evaluation Time on days of trading on the New York Stock Exchange on the date any such determination is made. The Evaluator determines the Redemption Price per Unit on days Units are tendered for redemption. The Redemption Price per Unit is the pro rata share of each Unit on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected, (ii) the value of the bonds based on the bid prices of the bonds, except for cases in which the value of insurance has been included, (iii) accrued interest, less (a) amounts representing taxes or other governmental charges and (b) the accrued Trust expenses. The Evaluator may determine the value of the bonds by employing any of the methods set forth in "Public Offering--Offering Price". In determining the Redemption Price per Unit no value will be assigned to the portfolio insurance maintained on the bonds in an Insured Trust unless the bonds are in default in payment of principal or interest or in significant risk of default. For a description of the situations in which the Evaluator may value the insurance obtained by the Insured Trusts, see "Public Offering--Offering Price". Accrued interest paid on redemption shall be withdrawn from the Interest Account or, if the balance therein is insufficient, from the Principal Account. All other amounts will be withdrawn from the Principal Account. Units so redeemed shall be cancelled.

     The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the bonds represented by the Units redeemed. The Trustee may sell bonds to cover redemptions. When bonds are sold, the size and diversity of the Trust will be reduced. Sales may be required at a time when bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.

     The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the bonds is not reasonably practicable, or for other periods as the SEC may by order permit. Under certain extreme circumstances the Sponsor may apply to the SEC for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units.

     EXCHANGE OPTION. When you redeem Units of your Trust or when your Trust terminates, you may be able to exchange your Units for units of other Van Kampen unit trusts at a reduced sales charge. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to dis-cuss tax consequences. We may discontinue this option at any time.

     UNITS. Ownership of Units is evidenced in book-entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation and surrender of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, or certificate transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guaranty program accepted by the Trustee. The Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any multiple thereof. Although no such charge is now made, the Trustee may require a Unitholder to pay a reasonable fee for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

     REPORTS PROVIDED. Unitholders will receive a statement of interest and other receipts received for each distribution. For as long as the Sponsor deems it to be in the best interest of Unitholders, the accounts of each Trust will be audited annually by independent certified public accountants and the report of the accountants will be furnished to Unitholders upon request. Within a reasonable period of time after the end of each year, the Trustee will furnish to each person who was a registered Unitholder during that year a statement describing the interest and principal received on the bonds, actual Trust distributions, Trust expenses, a list of the bonds and other Trust information. Unitholders will be furnished the evaluations of the bonds upon request to the Trustee. If you have questions regarding your account or your Trust, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

INSURANCE ON THE BONDS IN THE INSURED TRUSTS
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     Insurance has been obtained guaranteeing prompt payment of interest and principal, when due, in respect of the bonds in each Insured Trust. An insurance policy obtained by an Insured Trust, if any, is non-cancelable and will continue in force so long as the Trust is in existence, the respective Portfolio Insurer is still in business and the bonds described in the policy continue to be held by the Trust. Any portfolio insurance premium for an Insured Trust is paid by the Trust on a monthly basis. The premium for any Preinsured Bond insurance has been paid by the issuer, by a prior owner of the bonds or the Sponsor and any policy is non-cancelable and will continue in force so long as the bonds so insured are outstanding and the Preinsured Bond Insurer remains in business. The Portfolio Insurers and the Preinsured Bond Insurers are described in "Portfolio" and the notes thereto in Prospectus Part I. The Portfolio Insurers, if any, are set forth in Prospectus Part I in the "Notes to Portfolio". More detailed information regarding insurance on the bonds and the Preinsured Bond and Portfolio Insurers is included in the Information Supplement. See "Additional Information".

     The portfolio insurance obtained by an Insured Trust, if any, guarantees the timely payment of principal and interest on the bonds when they fall due. For this purpose, "when due" generally means the stated payment or maturity date for the payment of principal and interest. However, in the event (a) an issuer defaults in the payment of principal or interest, (b) an issuer enters into a bankruptcy proceeding or (c) the maturity of the bond is accelerated, the affected Portfolio Insurer has the option to pay the outstanding principal amount of the bond plus accrued interest to the date of payment and thereby retire the bond from the Trust prior to the bond's stated maturity date. The insurance does not guarantee the market value of the bonds or the value of the Units. The Trustee, upon the sale of a bond covered under a portfolio insurance policy has the right to obtain permanent insurance with respect to the bond (i.e., insurance to maturity of the bond regardless of the identity of the holder) (the "Permanent Insurance") upon the payment of a single predetermined insurance premium and expenses from the proceeds of the sale of the bond. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon exercise the Trust would receive net proceeds in excess of the sale proceeds if the bonds were sold on an uninsured basis.

     Because the bonds are insured by Portfolio Insurers or Preinsured Bond Insurers as to the timely payment of principal and interest, when due, and on the basis of the various reinsurance agreements in effect, Standard & Poor's has assigned to the Units of each Insured Trust its "AAA" investment rating. This rating will be in effect for a period of thirteen months from the Date of Deposit and will, unless renewed, terminate at the end of such period. See "Description of Ratings" in the Information Supplement. This rating should not be construed as an approval of the offering of the Units by Standard & Poor's or as a guarantee of the market value of the Trust or of the Units.

     Each Portfolio Insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each Portfolio Insurer will be able to perform on its contract of insurance in the event a claim should be made. At the date hereof, it is reported that no claims have been submitted or are expected to be submitted to any of the Portfolio Insurers which would materially impair the ability of any such company to meet its commitment pursuant to any contract of insurance. The information relating to each Portfolio Insurer has been furnished by such companies. The financial information with respect to each Portfolio Insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

TRUST ADMINISTRATION
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     THE SPONSOR. Van Kampen Funds Inc. is the Sponsor of your Trust. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co. The Sponsor has its principal offices at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555. As of November 30, 2001, the total stockholders' equity of Van Kampen Funds Inc. was $163,449,658 (unaudited). Van Kampen Funds Inc. and your Trust have adopted a code of ethics requiring Van Kampen's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust. The Information Supplement contains additional information about the Sponsor.

     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

     TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone
(800) 221-7668. If you have any questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial advisor. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

     PORTFOLIO ADMINISTRATION. The Trusts are not managed funds and, except as provided in the Trust Agreement, bonds generally will not be sold or replaced. The Sponsor may, however, direct that bonds be sold in certain limited situations to protect the Trust based on advice from the Supervisor. These situations may include default in interest or principal payments on the bonds or other obligations of an issuer, an advanced refunding or institution of certain legal proceedings. In addition, the Trustee may sell bonds designated by the Supervisor for purposes of redeeming Units or payment of expenses. The Supervisor will consider a variety of factors in designating bonds to be sold including interest rates, market value and marketability. Except in limited circumstances, the Trustee must reject any offer by an issuer to issue bonds in exchange or substitution for the bonds (such as a refunding or refinancing plan). The Trustee will promptly notify Unitholders of any exchange or substitution. The Information Supplement contains a more detailed description of circumstances in which bonds may be sold or replaced. See "Additional Information".

     REPLACEMENT BONDS. No assurance can be given that a Trust will retain its present size or composition because bonds may be sold, redeemed or mature from time to time and the proceeds will be distributed to Unitholders and will not be reinvested. In the event of a failure to deliver any bond that has been purchased under a contract ("Failed Bonds"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other bonds ("Replacement Bonds") to make up the original portfolio of a Trust. Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds must be substantially identical to the Failed Bonds in terms of (i) the exemption from federal and state taxation, (ii) maturity, (iii) yield to maturity and current return, (iv) Standard & Poor's or Moody's ratings, and (v) insurance in an Insured Trust. The Trustee shall notify all Unitholders of a Trust within five days after the acquisition of a Replacement Bond and shall make a pro rata distribution of the amount, if any, by which the cost of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. If Failed Bonds are not replaced, the Sponsor will refund the sales charge attributable to the Failed Bonds to all Unitholders of the Trust and distribute the principal and accrued interest (at the coupon rate of the Failed Bonds to the date of removal from the Trust) attributable to the Failed Bonds within 30 days after removal. All interest paid to a Unitholder which accrued after the expected date of settlement for Units will be paid by the Sponsor and accordingly will not be treated as tax-exempt income. If Failed Bonds are not replaced, the Estimated Net Annual Interest Income per Unit would be reduced and the Estimated Current Return and Estimated Long-Term Return might be lowered. Unitholders may not be able to reinvest their proceeds in other securities at a yield equal to or in excess of the yield of the Failed Bonds.

     AMENDMENT OF TRUST AGREEMENT. The Sponsor and the Trustee may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or to permit the acquisition of bonds in addition to or in substitution for any of the bonds initially deposited in the Trust, except for the substitution of certain refunding bonds. The Trustee will notify Unitholders of any amendment.

     TERMINATION OF TRUST AGREEMENT. A Trust will terminate upon the redemption, sale or other disposition of the last bond held in the Trust. A Trust may also be terminated at any time by consent of Unitholders of 51% of the Units then outstanding or by the Trustee when the value of the Trust is less than 20% of the original principal amount of bonds. The Trustee will notify each Unitholder of any termination within a reasonable time and will then liquidate any remaining bonds. The sale of bonds upon termination may result in a lower amount than might otherwise be realized if the sale was not required at that time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of bonds per Unit or value at the time of purchase. The Trustee will distribute to each Unitholder his share of the balance of the Interest and Principal Accounts after deduction of costs, expenses or indemnities. The Unitholder will receive a final distribution statement with this distribution. When the Trustee in its sole discretion determines that any amounts held in reserve are no longer necessary, it will distribute these amounts to Unitholders. The Information Supplement contains further information regarding termination of a Trust. See "Additional Information".

     LIMITATION ON LIABILITIES. The Sponsor, Supervisor, Evaluator and Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the bonds. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or governmental charges imposed on the bonds, on it as Trustee under the Trust Agreement or on a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee and Sponsor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment.

FEDERAL TAX STATUS
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     This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

     ASSETS OF THE TRUSTS. Each Trust will hold various debt obligations (collectively, the "Bonds" and each, a "Bond") of state and local governmental entities. All of the assets held by a Trust constitute the "Trust Assets." For purposes of this federal tax discussion, it is assumed that the Bonds constitute debt the interest on which is excluded from gross income for federal income tax purposes.

     TRUST STATUS. The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the assets of your trust, and as such you will be considered to have received a pro rata share of income (e.g., accruals of market discount and capital gains, if any) from the Trust Assets when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from the Trust Assets which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

     EXCLUSION FROM GROSS INCOME OF INTEREST. At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income were rendered by bond counsel to the respective issuing authorities, based on certain representations and subject to compliance with certain covenants. In addition, with respect to State Trusts, where applicable, bond counsel to the issuing authorities rendered opinions as to the exemption of interest on such Bonds when held by residents of the State in which the issuers of such Bonds are located, from State income taxes and certain state or local intangibles and local income taxes. Neither the Sponsor, its counsel, nor any of the Special Counsel to a Trust for State tax matters have made any special review for a Trust of the proceedings relating to the issuance of the Bonds, the bases for the bond counsel opinions, or compliance with the covenants required for tax-exemption. The Internal Revenue Service (the "Service") has an ongoing program of auditing tax-exempt obligations to determine whether, in the view of the Service, interest on such tax-exempt obligations is includible in the gross income of the owners thereof for federal income tax purposes. It cannot be predicted whether or not the Service will commence an audit of any of the Bonds. If an audit is commenced, under current procedures of the Service, Unitholders may have no right to participate in such procedure. If the interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received both prior to and after the date on which interest is determined to be taxable.

     Your pro rata share of interest on the Bonds will be excluded from your gross income for federal income tax purposes to the same extent that such interest would be excluded from your gross income if you directly owned the Bonds. However, such interest may be taken into account in computing the alternative minimum tax, and the branch profits tax imposed on certain foreign corporations.

     Ownership of the Units may result in collateral federal income tax consequences to certain Unitholders, including, without limitation, corporations subject to the branch profits tax, financial institutions, certain insurance companies, certain S corporations, individual recipients of Social Security or Railroad Retirement benefits and Unitholders who may be deemed to have incurred (or continued) indebtedness to purchase or carry tax-exempt obligations.

     If you are a "substantial user" of the facilities financed with the proceeds of certain Bonds, or a related person to a substantial user, you will not be able to exclude from your gross income interest with respect to these Bonds. "Substantial user" and "related person" are defined under federal income tax law.

     For purposes of computing the alternative minimum tax for individuals and corporations, interest on certain Bonds is included as an item of tax preference. Except as otherwise noted in Prospectus Part I for certain Trusts, the Trusts do not include any such bonds.

     In the case of certain corporations, the alternative minimum tax depends upon the corporation's alternative minimum taxable income ("AMTI"), which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing AMTI of a corporation (excluding S Corporations, Regulated Investment Companies, Real Estate Investment Trusts, REMICs or FASITs) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax-exempt interest, including interest on all of the Bonds in the Trusts. In addition, a branch profits tax is levied on the "effectively connected earnings and profits" of certain foreign corporations, which include tax-exempt interest, such as interest on the Bonds in the Trust.

     YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, generally including sales charges, among each Trust Asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of accruals of original issue discount, market discount, premium and accrued interest, as discussed below).

     If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years.

     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

     DISCOUNT, ACCRUED INTEREST AND PREMIUM ON DEBT OBLIGATIONS. Some Bonds may have been sold with original issue discount. This generally means that the Bonds were originally issued at a price below their face (or par) value. Original issue discount accrues on a daily basis and generally is treated as interest income for federal income tax purposes. Thus, the accrual of original discount will be excluded from your gross income for federal income tax purposes to the same extent as interest on the Bonds, as discussed above. Your basis of each Bond which was issued with original issue discount must be increased as original issue discount accrues.

     Some Bonds may have been purchased by you or the Trust at a market discount. Market discount is generally the excess of the stated redemption price at maturity for the Bonds over the purchase price of the Bond. Market discount can arise based on the price a Trust pays for a Bond or on the price you pay for your Units. Market discount is taxed as ordinary income. You will recognize this income when your Trust receives principal payments on the Bond, when the Bond is disposed of or redeemed, or when you sell or redeem your Units. Alternatively, you may elect to include market discount in taxable income as it accrues. Whether or not you make this election will affect how you calculate your basis and the timing of certain interest expense deductions.

     Alternatively, some Bonds may have been purchased by you or your Trust at a premium. Generally, if the tax basis of your pro rata portion of any Bond, generally including sales charges, exceeds the amount payable at maturity, such excess is considered premium. You must amortize bond premium on a constant yield basis over the remaining term of the Bond in a manner that takes into account potential call dates and call prices. You cannot deduct amortized bond premium relating to a Bond. The amortized bond premium is treated as a reduction in the tax-exempt interest received. As bond premium is amortized, it reduces your basis in the bond. The tax basis reduction requirement may result in your realizing a taxable gain when your Units are sold or redeemed for an amount equal to or less than your cost.

     If the price of your Units includes accrued interest on a Bond, you must include the accrued interest in your tax basis in that Bond. When your Trust receives this accrued interest, you must treat it as a return of capital and reduce your tax basis in the Bond.

     This discussion provides only the general rules with respect to the tax treatment of original issue discount, market discount and premium. The rules, however, are complex and special rules apply in certain circumstances. For example, the accrual of market discount or premium may differ from the discussion set forth above in the case of Bonds that were issued with original issue discount.

     EXCHANGES. If you elect to reinvest amounts received from the Trust into a future trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of your Trust for units of a future trust will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical assets under the wash sale provisions of the Internal Revenue Code.

     LIMITATIONS ON THE DEDUCTIBILITY OF TRUST EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by the Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income. Your ability to deduct Trust expenses is also limited to the extent the expenses are allocable to tax-exempt interest from the Trust.

     In the opinion of special counsel to the Trusts for New York tax matters, under existing law, each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unitholders under the income tax laws of the State and City of New York.

     For a discussion of the state tax status of income earned on Units of a Trust and recent changes in Federal tax law, see Prospectus Part I. Except as noted therein, the exemption of interest on state and local obligations for Federal income tax purposes discussed above does not necessarily result in exemption under the income or other tax laws of any state or city. The laws of the several states vary with respect to the taxation of such obligations.

EXPENSES
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     GENERAL. The Trustee will periodically deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Trusts. The Trustee also may withdraw from these Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trusts. Amounts so withdrawn shall not be considered a part of a Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate Accounts. All costs and expenses incurred in creating and establishing the Trusts, including the cost of the initial preparation, printing and execution of the Trust Agreement and the certificates, legal and accounting expenses, advertising and selling expenses, expenses of the Trustee, initial evaluation fees and other out-of-pocket expenses have been borne by the Sponsor at no cost to the Trusts.

     SPONSOR, SUPERVISOR, EVALUATOR AND TRUSTEE. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fee indicated under "Summary of Essential Financial Information" in Prospectus Part I for providing bookkeeping and administrative services and for providing portfolio supervisory services for the Trusts. These fees may exceed the actual costs of providing these services for a Trust but the total amount received for providing these services to all Van Kampen unit investment trusts will not exceed the total cost of providing the services in any calendar year. The Evaluator will receive the annual evaluation fee indicated under "Summary of Essential Financial Information" in Prospectus Part I for evaluating each Trust's portfolio. For its services the Trustee will receive the fee indicated under "Summary of Essential Financial Information" in Prospectus Part I (which may be reduced as described therein). Part of the Trustee's compensation for its services is expected to result from the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions since these Accounts are non-interest bearing to Unitholders. These fees are based on the outstanding principal amount of bonds and Units on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter.

     INSURANCE. Premiums for any portfolio insurance are obligations of each Insured Trust and are payable monthly by the Trustee on behalf of the Trust. As bonds covered by a portfolio insurance policy in an Insured Trust are redeemed by their respective issuers or are sold by the Trustee, the amount of the premium will be reduced in respect of those bonds. If the Trustee exercises the right to obtain permanent insurance, the premiums payable for such permanent insurance will be paid solely from the proceeds of the sale of the related bonds.

     MISCELLANEOUS EXPENSES. The following additional charges are or may be incurred by the Trusts: (a) fees of the Trustee for extraordinary services, (b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trusts and the rights and interests of Unitholders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Trusts without negligence, bad faith or willful misconduct on its part, (f) any special custodial fees payable in connection with the sale of any of the bonds in a Trust, (g) expenditures incurred in contacting Unitholders upon termination of the Trusts and (h) costs incurred to reimburse the Trustee for advancing funds to the Trusts to meet scheduled distributions (which costs may be adjusted periodically in response to fluctuations in short-term interest rates). Each Trust will pay the costs associated with updating its registration statement each year. The fees and expenses set forth herein are payable out of the Trusts. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio of the applicable Trust. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by a Trust, the Trustee has the power to sell bonds to pay such amounts.

ADDITIONAL INFORMATION
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     This prospectus does not contain all the information set forth in the registration statement filed by your Trust with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the bonds in your Trust, investment risks and general information about the Trust. Information about your Trust (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-942-8090. Reports and other information about your Trust are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.

OTHER MATTERS
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     LEGAL MATTERS. The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603. Winston & Strawn has acted as counsel to the Trustee and special counsel to the Trusts for New York tax matters. Special counsel to each Trust for certain state tax matters are named under "Tax Status" appearing in Prospectus Part I.

     INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statement of condition and the related portfolio at the Date of Deposit included in Prospectus Part I have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in Prospectus Part I, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.




FOCUS ON . . .

  o YOUR PROSPECTUS PART II
    The Trusts......................................A-2
    Estimated Current and Long-Term Returns.........A-6
    Public Offering.................................A-7
    Fee Accounts...................................A-14
    Rights of Unitholders..........................A-14
    Insurance on the Bonds in the Insured Trusts...A-16
    Trust Administration...........................A-17
    Federal Tax Status.............................A-19
    Expenses.......................................A-22
    Additional Information.........................A-23
    Other Matters..................................A-23

  o DAILY PRICES
    (1)  Call our 24-Hour Pricing Line
         (800) 953-6785
    (1) Visit our Focus Portfolios Internet Pricing Page http://www.vankampen.com

  o ACCOUNT QUESTIONS
    (1)  Contact the Trustee
         (800) 221-7668

  o LEARNING MORE ABOUT UNIT TRUSTS
    (1)  Contact Van KampeN
         (630) 684-6000
    (1) Visit our Focus Portfolios Internet Product Page http://www.vankampen.com

  o ADDITIONAL INFORMATION
    You may obtain an Information Supplement that provides more details about your trust and its policies.
    (1) Visit the SEC Internet Site
         http://www.sec.gov
    (1)  Contact the Trustee
         (800) 221-7668


                                                                      PT2PRO0602
                                                                       #37690-02
                                                                       #37700-02
                                                                       #37703-02
                                                                       #37704-02
                                                                       #37705-02
                                                                       #37706-02
                                                                       #37708-02
                                                                       #37709-02
                                                                       #37713-02
                                                                       #37714-02
                                                                       #37715-02





                                   VAN KAMPEN
                              FOCUS PORTFOLIOS [SM}


                                  A DIVISION OF
                              VAN KAMPEN FUNDS INC.



                               Prospectus Part II
                                    June 2002



                                   VAN KAMPEN
                                FOCUS PORTFOLIOS
                                MUNICIPAL SERIES



                              VAN KAMPEN FUNDS INC.
                                1 Parkview Plaza
                                  P.O. Box 5555
                      Oakbrook Terrace, Illinois 60181-5555






                        VAN KAMPEN FOCUS PORTFOLIOS (SM)
                       A Division of Van Kampen Funds Inc.


                             INFORMATION SUPPLEMENT


               VAN KAMPEN FOCUS PORTFOLIOS, MUNICIPAL SERIES 391


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   This Information Supplement provides additional information concerning the risks and operations of each Trust which is not described in the prospectus for the Trusts. This Information Supplement should be read in conjunction with a Trust's prospectus. This Information Supplement is not a prospectus (but is incorporated into the prospectus by reference), does not include all of the information that an investor should consider before investing in a Trust and may not be used to offer or sell Units without the prospectus. Copies of the prospectus can be obtained by contacting the Sponsor at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of Prospectus Part I and all capitalized terms have been defined in the prospectus.

                                TABLE OF CONTENTS

                                                                     PAGE

Municipal Bond Risk Factors........................................    2
The Trusts.........................................................    6
Insurance on the Bonds in the Insured Trusts.......................    6
Portfolio Administration...........................................   12
Sponsor Information................................................   13
Trustee Information................................................   13
Termination of the Trust Agreement.................................   14
Description of Ratings.............................................   15
Equivalent Taxable Estimated Current Return Tables.................   17
Pennsylvania Risk Factors..........................................   19
Estimated Cash Flows to Unitholders................................   21

                           MUNICIPAL BOND RISK FACTORS

   The Trusts include certain types of bonds described below. Accordingly, an investment in a Trust should be made with an understanding of the characteristics of and risks associated with such bonds. The types of bonds included in each Trust are described under "Portfolio Diversification" in the "Summary of Essential Financial Information" of the related Prospectus Part I. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the bonds.

   Certain of the bonds may be general obligations of a governmental entity that are backed by the taxing power of such entity. All other bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different bonds in a Trust, both within a particular classification and between classifications, depending on numerous factors.

   Certain of the bonds may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under Section 103A of the Internal Revenue Code, which Section contains certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In connection with the housing bonds held by a Trust, the Sponsor at the Date of Deposit is not aware that any of the respective issuers of such bonds are actively considering the redemption of such bonds prior to their respective stated initial call dates.

   Certain of the bonds may be health care revenue bonds. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party pay or programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party pay or programs.

   Certain of the bonds may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the bonds to make payments of principal and/or interest on such bonds.

   Certain of the bonds may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances.

   Certain of the bonds may be industrial revenue bonds ("IRBs"). IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such bonds, even though no actual takeover or other action is ever contemplated or effected.

   Certain of the bonds may be obligations that are secured by lease payments of a governmental entity (hereinafter called "lease obligations"). Lease obligations are often in the form of certificates of participation. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.

   Certain of the bonds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

   Certain of the bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. From time to time the air transport industry has experienced significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines have experienced severe financial difficulties. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

   Certain of the bonds may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; and administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in a Trust prior to the stated maturity of the bonds.

   Certain of the bonds may have been acquired at a market discount from par value at maturity. The coupon interest rates on discount bonds at the time they were purchased and deposited in a Trust were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium Securities and the prepayment benefit for lower yielding, discount bonds will be reduced. A bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. See "Federal Tax Status" in Prospectus Part II. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue.

   Certain of the bonds may be "zero coupon" bonds. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

   Certain of the bonds may have been purchased on a "when, as and if issued" or "delayed delivery" basis. See "Notes to Portfolio" in Prospectus Part I. The delivery of any such bonds may be delayed or may not occur. Interest on these Bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. To the extent any bonds are actually delivered to a Trust after their respective expected dates of delivery, Unitholders who purchase their Units prior to the date such bonds are actually delivered to the Trustee would be required to adjust their tax basis in their Units for a portion of the interest accruing on such bonds during the interval between their purchase of Units and the actual delivery of such bonds. As a result of any such adjustment, the Estimated Current Returns during the first year would be slightly lower than those stated in the Prospectus which would be the returns after the first year, assuming the portfolio of a Trust and estimated annual expenses other than that of the Trustee (which may be reduced in the first year only) do not vary from that set forth in Prospectus Part I. Unitholders will be "at risk" with respect to all bonds in the portfolios including "when, as and if issued" and "delayed delivery" bonds (i.e., may derive either gain or loss from fluctuations in the evaluation of such bonds) from the date they commit for Units.

   Certain of the bonds may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. Each Trust portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the debt obligations. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of bonds or may require the mandatory redemption of bonds include, among others: a final determination that the interest on the bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the bonds are issued on the issuer of the bonds or the user of the proceeds of the bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the bonds; an overestimate of the costs of the project to be financed with the proceeds of the bonds resulting in excess proceeds of the bonds which may be applied to redeem bonds; or an underestimate of a source of funds securing the bonds resulting in excess funds which may be applied to redeem bonds. The issuer of certain bonds in a Trust may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call bonds in accordance with the stated redemption provisions of such bonds. In such a case the issuer no longer has the right to call the bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a bond at a time when the issuer of the bond might not have called a bond for redemption had it not sold such rights. The Sponsor is unable to predict all of the circumstances which may result in such redemption of an issue of bonds. See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

   To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any bonds which might reasonably be expected to have a material adverse effect upon any of the Trusts. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds with respect to bonds in a Trust. Such litigation, as, for example, suits challenging the issuance of pollution control revenue bonds under environmental protection statutes, may affect the validity of such bonds or the tax-free nature of the interest thereon. While the outcome of litigation of such nature can never be entirely predicted, each Trust has received or will receive opinions of bond counsel to the issuing authorities of each bond on the date of issuance to the effect that such bonds have been validly issued and that the interest thereon is exempt from Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the bonds.

                                   THE TRUSTS

   When comparing the Lehman Brothers 15-year municipal bond index to the Lehman Brothers corporate high-yield bond index, since inception, municipal bonds have generally outperformed high-yield corporate bonds on a tax-adjusted basis. These indices are not managed and do not include payment of sales charges or fees you would pay. If they had, results would be different. These numbers show historical performance only and are not meant to imply or guarantee future results. Bonds in which a Trust invests will be different from those used in the indices.

   Intermediate municipal bonds, such as those in the Strategic Municipal Trust, Intermediate Series, may benefit investors because, historically (1) bonds with an intermediate maturity date have tended to be less sensitive to interest rate changes than those with longer maturities, (2) municipal bonds have generally provided lower correlation with equities than most other income investments, and
(3) intermediate municipal bond yields have generally been more stable than Treasury bond yields.

   "Tax Freedom Day" represents the date on which the average American would finish paying federal, state, and local taxes if all earnings since January 1 were turned over to fulfill annual tax obligations. The average tax payer may work four months before their annual tax bill is paid. Tax-free investing can help decrease your tax burden because municipal bonds generally provide income free from federal income tax and in some cases, state and local taxes. You should consult your tax adviser before investing.

                  INSURANCE ON THE BONDS IN THE INSURED TRUSTS

   Insurance has been obtained by each Insured Trust, by the issuer of bonds in an Insured Trust, by a prior owner of such bonds, or by the Sponsor prior to the deposit of such bonds in a Trust guaranteeing prompt payment of interest and principal, when due, in respect of the bonds in such Trust. See "The Trusts--Objectives and Bond Selection" in Prospectus Part II. The Portfolio Insurers and the Preinsured Bond Insurers are described under "Portfolio" and "Notes to Portfolio" in Prospectus Part I. The Portfolio Insurers are, if any, are set forth in the prospectus. An insurance policy obtained by an Insured Trust, if any, is non-cancellable and will continue in force so long as such Trust is in existence, the respective Portfolio Insurer is still in business and the bonds described in such policy continue to be held by such Trust (see "Portfolio" for the respective Insured Trust in Prospectus Part I). Any portfolio insurance premium for an Insured Trust, which is an obligation of such Trust, is paid by such Trust on a monthly basis. Non-payment of premiums on a policy obtained by an Insured Trust will not result in the cancellation of insurance but will force the insurer to take action against the Trustee to recover premium payments due it. The Trustee in turn will be entitled to recover such payments from such Trust. Premium rates for each issue of bonds protected by a policy obtained by an Insured Trust, if any, are fixed for the life of the Trust. The premium for any Preinsured Bond insurance has been paid by such issuer, by a prior owner of such bonds or the Sponsor and any such policy or policies are non-cancellable and will continue in force so long as the bonds so insured are outstanding and the respective Preinsured Bond Insurer remains in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy or if the rating assigned to the claims-paying ability of any such insurer deteriorates, the Portfolio Insurers have no obligation to insure any issue adversely affected by either of the above described events.

   The aforementioned portfolio insurance obtained by an Insured Trust, if any, guarantees the timely payment of principal and interest on the bonds when they fall due. For the purposes of insurance obtained by an Insured Trust, "when due" generally means the stated payment or maturity date for the payment of principal and interest. However, in the event (a) an issuer of a bond defaults in the payment of principal or interest on such bond, (b) such issuer enters into a bankruptcy proceeding or (c) the maturity of such bond is accelerated, the affected Portfolio Insurer has the option, in its sole discretion, after receiving notice of the earliest to occur of such a default, bankruptcy proceeding or acceleration to pay the outstanding principal amount of such bond plus accrued interest to the date of such payment and thereby retire the bond from the affected Trust prior to such bond's stated maturity date. The insurance does not guarantee the market value of the bonds or the value of the Units. Insurance obtained by an Insured Trust, if any, is only effective as to bonds owned by and held in such Trust. In the event of a sale of any such bond by the Trustee, such insurance terminates as to such bond on the date of sale.

   Pursuant to an irrevocable commitment of the Portfolio Insurers, the Trustee, upon the sale of a bond covered under a portfolio insurance policy obtained by an Insured Trust, has the right to obtain permanent insurance with respect to such bond (i.e., insurance to maturity of the bond regardless of the identity of the holder thereof) (the "Permanent Insurance") upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such bond. Accordingly, any bond in an Insured Trust is eligible to be sold on an insured basis. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon such exercise the affected Trust would receive net proceeds (sale of bond proceeds less the insurance premium and related expenses attributable to the Permanent Insurance) from such sale in excess of the sale proceeds if such bonds were sold on an uninsured basis. The insurance premium with respect to each bond eligible for Permanent Insurance would be determined based upon the insurability of each bond as of the Date of Deposit and would not be increased or decreased for any change in the creditworthiness of each bond.

   The Sponsor believes that the Permanent Insurance option provides an advantage to an Insured Trust in that each bond insured by a Trust insurance policy may be sold out of the affected Trust with the benefits of the insurance attaching thereto. Thus, the value of the insurance, if any, at the time of sale, can be realized in the market value of the bond so sold (which is not the case in connection with any value attributable to an Insured Trust's portfolio insurance). See Public Offering--Offering Price" in Prospectus Part II. Because any such insurance value may be realized in the market value of the bond upon the sale thereof upon exercise of the Permanent Insurance option, the Sponsor anticipates that (a) in the event an Insured Trust were to be comprised of a substantial percentage of bonds in default or significant risk of default, it is much less likely that such Trust would need at some point in time to seek a suspension of redemptions of Units than if such Trust were to have no such option (see "Rights of Unitholders--Redemption of Units" in Prospectus Part II) and (b) at the time of termination of an Insured Trust, if such Trust were holding defaulted bonds or bonds in significant risk of default such Trust would not need to hold such Securities until their respective maturities in order to realize the benefits of such Trust's portfolio insurance (see "Trust Administration--Termination of Trust Agreement" in Prospectus Part II).

   Except as indicated below, insurance obtained by an Insured Trust has no effect on the price or redemption value of Units. It is the present intention of the Evaluator to attribute a value for such insurance (including the right to obtain Permanent Insurance) for the purpose of computing the price or redemption value of Units if the bonds covered by such insurance are in default in payment of principal or interest or in significant risk of such default. The value of the insurance will be the difference between (i) the market value of a bond which is in default in payment of principal or interest or in significant risk of such default assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such bonds not covered by Permanent Insurance. See "Public Offering--Offering Price" in Prospectus Part
II. It is also the present intention of the Trustee not to sell such bonds to effect redemptions or for any other reason but rather to retain them in the portfolio because value attributable to the insurance cannot be realized upon sale. See "Public Offering--Offering Price" in Prospectus Part II for a more complete description of an Insured Trust's method of valuing defaulted bonds and bonds which have a significant risk of default. Insurance obtained by the issuer of a bond is effective so long as such bond is outstanding. Therefore, any such insurance may be considered to represent an element of market value in regard to the bonds thus insured, but the exact effect, if any, of this insurance on such market value cannot be predicted.

   The portfolio insurance policy or policies obtained by an Insured Trust, if any, with respect to the bonds in such Trust were issued by one or more of the Portfolio Insurers. Any other Preinsured Bond insurance policy (or commitment therefor) was issued by one of the Preinsured Bond Insurers. See "The Trusts--Objectives and Bond Selection" in Prospectus Part II.

   Ambac Assurance Corporation ("Ambac Assurance"). Effective July 14, 1997, AMBAC Indemnity Corporation changed its name to Ambac Assurance Corporation. The Insurance Policy of Ambac Assurance obtained by an Insured Trust is noncancellable and will continue in force for so long as the bonds described in the Insurance Policy are held by an Insured Trust. A monthly premium is paid by an Insured Trust for the Insurance Policy obtained by it. The Trustee will pay, when due, successively, the full amount of each installment of the insurance premium. Pursuant to a binding agreement with Ambac Assurance, in the event of a sale of a bond covered by the Ambac Assurance Insurance Policy, the Trustee has the right to obtain permanent insurance for such bond upon payment of a single predetermined premium from the proceeds of the sale of such bond.

   Under the terms of the Insurance Policy, Ambac Assurance agrees to pay to the Trustee that portion of the principal of and interest on the bonds insured by Ambac Assurance which shall become due for payment but shall be unpaid by reason of nonpayment by the issuer of the bonds. The term "due for payment" means, when referring to the principal of a bond so insured, its stated maturity date or the date on which it shall have been called for mandatory sinking fund redemption and does not refer to any earlier date on which payment is due by reason of call for redemption (other than by mandatory sinking fund redemption), acceleration or other advancement of maturity and means, when referring to interest on a bond, the stated date for payment of interest.

   Ambac Assurance will make payment to the Trustee not later than thirty days after notice from the Trustee is received by Ambac Assurance that a nonpayment of principal or of interest on a bond has occurred, but not earlier that the date on which the bonds are due for payment. Ambac Assurance will disburse to the Trustee the face amount of principal and interest which is then due for payment but is unpaid by reason of nonpayment by the issuer in exchange for delivery of bonds, not less in face amount than the amount of the payment in bearer form, free and clear of all liens and encumbrances and uncancelled. In cases where bonds are issuable only in a form whereby principal is payable to registered holders or their assigns, Ambac Assurance shall pay principal only upon presentation and surrender of the unpaid bonds uncancelled and free of any adverse claim, together with an instrument of assignment in satisfactory form, so as to permit ownership of such bonds to be registered in the name of Ambac Assurance or its nominee. In cases where bonds are issuable only in a form whereby interest is payable to registered holders or their assigns, Ambac Assurance shall pay interest only upon presentation of proof that the claimant is the person entitled to the payment of interest of the bonds and delivery of an instrument of assignment, in satisfactory form, transferring to Ambac Assurance all right under such bonds to receive the interest of which the insurance payment was made.

   Ambac Assurance Corporation ("Ambac Assurance") is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia, the Territory of Guam and the Commonwealth of Puerto Rico, with admitted assets of approximately $4,568,000,000 (unaudited) and statutory capital of approximately $2,787,000,000 (unaudited) as of March 31, 2001. Statutory capital consists of Ambac Assurance's policyholder's surplus and statutory contingency reserve. Standard & Poor's Ratings Services, a Division of The McGraw-Hill Companies, Moody's Investors Service and Fitch IBCA, Inc. have each assigned a triple-A financial strength rating to Ambac Assurance.

   The parent company of Ambac Assurance, Ambac Financial Group, Inc. (the "Company"), is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D. C. 20549 at prescribed rates. In addition, the aforementioned material may be inspected at the offices of the New York Stock Exchange, Inc. (the "NYSE") at 20 Broad Street, New York, New York 10005. The Company's Common Stock is listed on the NYSE.

   Copies of Ambac Assurance's financial statements prepared in accordance with statutory accounting standards are available from Ambac Assurance. The address of Ambac Assurance's administrative offices and its telephone number are One State Street Plaza, 19th Floor, New York, New York, 10004 and (212) 668-0340.

   The information relating to Ambac Assurance contained above has been furnished by Ambac Assurance. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information, subsequent to the date hereof.

   MBIA Insurance Corporation. MBIA Insurance Corporation ("MBIA Corporation" or "MBIA) is the principal operating subsidiary of MBIA Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against MBIA Corporation. MBIA Corporation is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all fifty states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guan. MBIA has two European branches, one in the Republic of France and the other in the Kingdom of Spain. New York has laws prescribing minimum capital requirements, limiting classes and concentrations of investments and requiring the approval of policy rate and forms. State laws also regulate the amount of both the aggregate and individual risks that may be insured, the payment of dividends by the insurer, changes in control and transactions among affiliates. Additionally, the Insurer is required to maintain contingency reserves on its liabilities in certain amounts and for certain periods of time.

   As of December 31, 2000, MBIA had admitted assets of $7.6 billion (audited), total liabilities of $5.2 billion (audited), and total capital and surplus of $2.4 billion (audited), determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of September 30, 2001, MBIA had admitted assets of $8.4 billion (unaudited), total liabilities of $6.0 billion (unaudited), and total capital and surplus of $2.4 billion (unaudited) determined in accordance with statuatory accounting practices prescribed or permitted by insurance regulatory authorities. Copies of MBIA's financial statements prepared in accordance with statutory accounting practices are available from MBIA. The address of MBIA is 113 King Street, Armonk, New York 10504. The telephone number of MBIA is (914) 273-4545.

   Effective February 17, 1998 MBIA acquired all of the outstanding stock of Capital Markets Assurance Corporation ("CMAC"), a New York domiciled financial guarantee insurance compay, through a merger with its parent, CapMAC Holdings, Inc. Pursuant to a reinsurance agreement, CMAC has ceded all of its net insured risks (including any amounts due but unpaid from third party reinsurers), as well as its unearned premiums and contingency reserves, to MBIA. MBIA is not obligated to pay the debts of or claims against CMAC.

   Effective December 31, 1989, MBIA Inc. acquired Bond Investors Group, Inc. On January 5, 1990, MBIA acquired all of the outstanding stock of Bond Investors Group, Inc., the parent of Bond Investors Guaranty Insurance Company (BIG), now known as MBIA Insurance Corp. of Illinois. Through a reinsurance agreement, BIG has ceded all of its net insured risks, as well as its unearned premium and contingency reserves, to MBIA and MBIA has reinsured BIG's net outstanding exposure.

     Moody's Investors Service rates all bond issues insured by MBIA "Aaa." Standard & Poor's rates all new issues insured by MBIA "AAA." Fitch IBCA, Inc. rates the financial strength of MBIA "AAA".

     In the event MBIA were to become insolvent, any claims arising under a policy of financial guaranty insurance are excluded from coverage by the California Insurance Guaranty Association, established pursuant to Article 14.4 (commencing with Section 1063) of Chapter 1 of Part 2 of Division 1 of the California Insurance Code.

   Financial Guaranty Insurance Company. Financial Guaranty Insurance Company ("Financial Guaranty" or "FGIC") is a wholly-owned subsidiary of FGIC Corporation (the "Corporation"), a Delaware holding company. The Corporation is a subsidiary of General Electric Capital Corporation ("GE Capital"). Neither the Corporation nor GE Capital is obligated to pay the debts of or the claims against Financial Guaranty. Financial Guaranty is a monoline financial guaranty insurer domiciled in the State of New York and subject to regulation by the State of New York Insurance Department. As of June 30, 2001, the total capital and surplus of Financial Guaranty was $1.181 billion. Financial Guaranty prepares financial statements on the basis of both statutory accounting principles, and generally accepted accounting principles. Copies of such financial statements may be obtained by writing to Financial Guaranty at 115 Broadway, New York, New York 10006, Attention: Communications Department, telephone number: (212) 312-3000 or to the New York State Insurance Department at 25 Beaver Street, New York, New York 10004-2319, Attention: Financial Condition Property/Casualty Bureau, telephone number: (212) 480-5187.

   In addition, Financial Guaranty is currently licensed to write insurance in all 50 states and the District of Columbia.

     Financial Security Assurance. Financial Security Assurance Inc. ("Financial Security") is a monoline insurance company incorporated in 1984 under the laws of the State of New York. Financial Security is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands.

     Financial Security and its subsidiaries are engaged in the business of writing financial guaranty insurance, principally in respect of securities offered in domestic and foreign markets. Financial guaranty insurance provides a guaranty of scheduled payments of an issuer's securities, thereby enhancing the credit rating of those securities, in consideration for payment of a premium to the insurer. Financial Security and its subsidiaries principally insure asset-backed, collateralized and municipal securities. Asset-backed securities are generally supported by residential mortgage loans, consumer or trade receivables, securites or other assets having an ascertainable cash flow or market value. Collateralized securities include public utility first mortgage bonds and sale/leaseback obligation bonds. Municipal securities consist largely of general obligation bonds, special revenue bonds and other special obligations of state and local governments. Financial Security insures both newly issued securities sold in the primary market and outstanding securities sold in the secondary market that satisfy Financial Security's underwriting criteria.

   Financial Security is a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd. ("Holdings"), a New York Stock Exchange listed compay. Major shareholders of Holdings include XL Capital Ltd. and The Tokio Marine and Fire Insurance Co. Ltd. On March 14, 2000, Holdings announced that it had entered into a merger agreement pursuant to which Holdings would become a wholly-owned subsidiary of Dexia S.A., a publicly held Belgian corporation, subject to receipt of shareholder and regulatory approvals and satisfaction of other closing conditions. Dexia S.A., through its bank subsidiaries, is primarily engaged in the business of public finance in France, Belgium and other European countries. No shareholder of Holdings is obligated to pay any debt of Financial Security or any claim under any insurance policy issued by Financial Security or to make any additional contribution to the capital of Financial Security. As of September 30, 2001, the total policyholders' surplus and contingency reserves and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with statutory accounting principles, approximately $1,526,197,000 (unaudited) and $784,712,000 (unaudited), and the total shareholders' equity and the unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with accounting principles generally accepted in the United States, approximately $1,670,116,000 (unaudited), and $646,496,000 (unaudited), Copies of Financial Security's financial statements may be obtained by writing to Financial Security at 350 Park Avenue, New York, 10022, Attention Communications Department. Financial Security's telephone number is (212) 826-0100.

   Pursuant to an intercompany agreement, liabilities on financial guaranty insurance written or reinsured from third parties by Financial Security or its domestic or Bermuda operating insurance company subsidiaries are generally reinsured among such companies on an agreed-upon percentage substantially proportional to their respective capital, surplus and reserves, subject to applicable statutory risk limitations. In addition, Financial Security reinsures a portion of its liabilities under certain various quota share treaties and on a transaction-by-transaction basis. This reinsurance is used by Financial Security as a risk management device and to comply with certain statutory and rating agency requirements; it does not alter on limit the obligations of Financial Security under any financial guaranty insurance policy.

   Financial Security's insurance financial strength is rated "Aaa" by Moody's Investors Service, Inc. Financial Security's insurer financial strength is rated "AAA" by Standard & Poor's Ratings Services and Standard &Poor's (Australia) Pty. Ltd. Financial Security's claims-paying ability is rated "AAA" by Fitch IBCA, Inc. and Rating and Investment Information, Inc. These ratings reflect only the views of the respective rating agencies, are not recommendations to buy, or sell or hold securities and are subject to revision or withdrawal at any time by those rating agencies.

   Capital Guranty Insurance Company. On December 20, 1995, Capital Guaranty Corporation ("CGC") merged with a subsidiary of Financial Security Assurance Holdings Ltd. and Capital Guaranty Insurance Company, CGC's principal operating subsidiary, changed its name to Financial Security Assurance of Maryland Inc. ("FSA Maryland") and became a wholly-owned subsidiary of Financial Security Assurance Inc. On September 30, 1997, Financial Security Assurance Inc. assumed all of the liabilities of FSA Maryland and sold the FSA Maryland "shell company" to American Capital Access, a wholly-owned subsidiary of American Capital Access Holdings, Incorporated.

   In order to be in an Insured Trust, bonds must be insured by one of the Preinsured Bond Insurers or be eligible for the insurance being obtained by such Trust. In determining eligibility for insurance, the Preinsured Bond Insurers and the Portfolio Insurers have applied their own standards which correspond generally to the standards they normally use in establishing the insurability of new issues of municipal bonds and which are not necessarily the criteria used in the selection of bonds by the Sponsor. To the extent the standards of the Preinsured Bond Insurers and the Portfolio Insurers are more restrictive than those of the Sponsor, the previously stated Trust investment criteria have been limited with respect to the bonds. This decision is made prior to the Date of Deposit, as debt obligations not eligible for insurance are not deposited in an Insured Trust. Thus, all of the bonds in the portfolios of the Insured Trusts are insured either by the respective Trust or by the issuer of the bonds, by a prior owner of such bonds or by the Sponsor prior to the deposit of such bonds in a Trust.

   An objective of portfolio insurance obtained by an Insured Trust is to obtain a higher yield on the portfolio of such Trust than would be available if all the bonds in such portfolio had Standard & Poor's "AAA" rating and yet at the same time to have the protection of insurance of prompt payment of interest and principal, when due, on the bonds. There is, of course, no certainty that this result will be achieved. Preinsured Bonds in an Insured Trust (all of which are rated "AAA" by Standard & Poor's) may or may not have a higher yield than uninsured bonds rated "AAA" by Standard & Poor's. In selecting such bonds for an Insured Trust, the Sponsor has applied the criteria hereinbefore described.

   In the event of nonpayment of interest or principal, when due, in respect of a bond, a Portfolio Insurer shall make such payment after the respective insurer has been notified that such nonpayment has occurred or is threatened (but not earlier than the date such payment is due). The insurer, as regards any payment it may make, will succeed to the rights of the Trustee in respect thereof. All policies issued by the Portfolio Insurers and the Preinsured Bond Insurers are substantially identical insofar as obligations to an Insured Trust are concerned.

   The Internal Revenue Service has issued a letter ruling which holds in effect that insurance proceeds representing maturing interest on defaulted municipal obligations paid to holders of insured bonds, under policy provisions substantially identical to the policies described herein, will be excludable from Federal gross income under Section 103(a)(1) of the Internal Revenue Code to the same extent as if such payments were made by the issuer of the municipal obligations. Holders of Units in an Insured Trust should discuss with their tax advisers the degree of reliance which they may place on this letter ruling. However, Chapman and Cutler, counsel for the Sponsor, has given an opinion to the effect such payment of proceeds would be excludable from Federal gross income to the extent described under "Federal Tax Status" in Prospectus Part II.

   Each Portfolio Insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each Portfolio Insurer will be able to perform on its contract of insurance in the event a claim should be made thereunder at some time in the future. At the date hereof, it is reported that no claims have been submitted or are expected to be submitted to any of the Portfolio Insurers which would materially impair the ability of any such company to meet its commitment pursuant to any contract of bond or portfolio insurance.

   The information relating to each Portfolio Insurer has been furnished by such companies. The financial information with respect to each Portfolio Insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

                            PORTFOLIO ADMINISTRATION

   The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the bonds designated by the Supervisor as the Trustee in its sole discretion may deem necessary. The Supervisor, in designating such bonds, will consider a variety of factors including (a) interest rates, (b) market value and (c) marketability. The Sponsor, in connection with the Quality Trusts and Investment Grade Municipal Trusts, may direct the Trustee to dispose of bonds if the Supervisor determines that there exists any default in payment of principal or interest, institution of certain legal proceedings, default under other documents adversely affecting debt service, default in payment of principal or interest or other obligations of the same issuer, decline in projected income pledged for debt service on revenue bonds or decline in price or occurrence of other market or credit factors, including advance refunding (i.e., the issuance of refunding securities and the deposit of the proceeds thereof in trust or escrow to retire the refunded securities on their respective redemption dates), so that in the opinion of the Supervisor the retention of such bonds would be detrimental to the interest of the Unitholders. In connection with the Insured Trusts to the extent that bonds are sold which are current in payment of principal and interest in order to meet redemption requests and defaulted bonds are retained in the portfolio in order to preserve the related insurance protection applicable to said bonds, the overall quality of the bonds remaining in such Trust's portfolio will tend to diminish. Except as described in this section and in certain other unusual circumstances for which it is determined by the Trustee to be in the best interests of the Unitholders or if there is no alternative, the Trustee is not empowered to sell bonds from an Insured Trust which are in default in payment of principal or interest or in significant risk of such default and for which value has been attributed for the insurance obtained by such Insured Trust. Because of restrictions on the Trustee under certain circumstances, the Sponsor may seek a full or partial suspension of the right of Unitholders to redeem their Units in an Insured Trust. See "Rights of Unitholders--Redemption of Units" in Prospectus
Part II. The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of bonds in the event of an advanced refunding.

   The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the bonds to issue new obligations in exchange or substitution for any bond pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if
(1) the issuer is in default with respect to such bond or (2) in the written opinion of the Sponsor the issuer will probably default with respect to such bond in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying bonds, the Trustee is required to give notice thereof to each Unitholder of the Trust thereby affected, identifying the bonds eliminated and the bonds substituted therefor. Except as stated herein and under "Trust Administration--Replacement Bonds" in Prospectus Part II regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by a Trust of any securities other than the bonds initially deposited is not permitted.

   If any default in the payment of principal or interest on any bonds occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such bonds within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted bond and not be liable for any depreciation or loss thereby incurred.

                               SPONSOR INFORMATION

     SPONSOR. Van Kampen Funds Inc. is the Sponsor of the Trusts. Van Kampen Funds Inc. is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley. The principal office of the Sponsor is located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555.

     Morgan Stanley is a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services.

     Van Kampen is one of the nation's largest investment management companies, with more than $77 billion in assets under management or supervision as of March 31, 2002. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors achieve their financial goals. As of November 30, 2001, the total stockholders' equity of Van Kampen Funds Inc. was $163,449,658 (unaudited). Van Kampen Funds Inc. and your Trust have adopted a code of ethics requiring Van Kampen's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust. (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

                               TRUSTEE INFORMATION

   The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of bonds for the portfolios of any of the Trusts. In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trusts. Such records shall include the name and address of, and the certificates issued by the Trusts to, every Unitholder of the Trusts. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the bonds held in the Trusts.

   Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trusts created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee. Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

                       TERMINATION OF THE TRUST AGREEMENT

   A Trust may be terminated at any time by consent of Unitholders of 51% of the Units of such Trust then outstanding or by the Trustee when the value of such Trust, as shown by any semi-annual evaluation, is less than 20% of the original principal amount of bonds. A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the initial principal amount of such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriters, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement provides that each Trust shall terminate upon the redemption, sale or other disposition of the last bond held in such Trust, but in no event shall it continue beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement in the case of an IM-IT, an Investment Grade Municipal, an IM-IT Discount, a U.S. Territorial IM-IT, a Long-Term State or a National Quality Trust, or beyond the end of the year preceding the twentieth anniversary of the Trust Agreement in the case of Strategic Municipal, IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity and IM-IT Short Intermediate Trust. In the event of termination of any Trust, written notice thereof will be sent by the Trustee to each Unitholder of such Trust at his address appearing on the registration books of a Trust maintained by the Trustee. Within a reasonable time thereafter the Trustee shall liquidate any bond then held in such Trust and shall deduct from the funds of such Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other government charges. The sale of bonds in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of bonds represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his share of the balance of the Interest and Principal Accounts. With such distribution the Unitholder shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

   Notwithstanding the foregoing, in connection with final distributions to Unitholders of an Insured Trust, it should be noted that because the portfolio insurance obtained by an Insured Trust is applicable only while bonds so insured are held by such Trust, the price to be received by such Trust upon the disposition of any such bond which is in default, by reason of nonpayment of principal or interest, will not reflect any value based on such insurance. Therefore, in connection with any liquidation, it shall not be necessary for the Trustee to, and the Trustee does not currently intend to, dispose of any bond or bonds if retention of such bond or bonds, until due, shall be deemed to be in the best interest of Unitholders, including, but not limited to, situations in which a bond or bonds so insured have deteriorated market prices resulting from a significant risk of default. Since the Preinsured Bonds will reflect the value of the related insurance, it is the present intention of the Sponsor not to direct the Trustee to hold any of such Preinsured Bonds after the date of termination. All proceeds received, less applicable expenses, from insurance on defaulted bonds not disposed of at the date of termination will ultimately be distributed to Unitholders of record as of such date of termination as soon as practicable after the date such defaulted bond or bonds become due and applicable insurance proceeds have been received by the Trustee.

                             DESCRIPTION OF RATINGS

   STANDARD & POOR'S, A DIVISION OF THE MCGRAW-HILL COMPANIES. A Standard & Poor's municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt bond. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees.

   The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price.

   The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

   The ratings are based, in varying degrees, on the following considerations:

I. Likelihood of payment--capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation.

II.  Nature of and provisions of the obligation.

III. Protection afforded by, and relative position of, the bond in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

  AAA--This is the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

   AA--An obligation rated "AA" differs from the highest-rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

   A--An obligation rated "A" is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

   BBB--An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

   Plus (+) or Minus (-): The ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

   Provisional Ratings: A provisional rating ("p") assumes the successful completion of the project financed by the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of or the risk of default upon failure of such completion. The investor should exercise his own judgement with respect to such likelihood and risk.

     MOODY'S INVESTORS SERVICE, INC. A brief description of the applicable Moody's rating symbols and their meanings follows:

Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

   Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

   A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

   Baa--Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payment and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

   Moody's(R) applies numerical modifiers, 1, 2 and 3 in each generic rating classification from Aa through B in its corporate bond rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

               EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN TABLES

   As of the date of the Prospectus Part I, the following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and State taxes (where applicable) using the published marginal Federal and State tax rates (where applicable) scheduled to be in effect in 2002. These tables illustrate approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. The tables assume that Federal taxable income is equal to State income subject to tax, and for cases in which more than one State rate falls within a Federal bracket, the State rate corresponding to the highest income within that Federal bracket is used. The combined State and Federal tax rates shown reflect the fact that State tax payments are currently deductible for Federal tax purposes. The tables do not reflect any local taxes, any alternative minimum taxes or any taxes other than personal income taxes. The tables do not show the approximate taxable estimated current returns for individuals that are subject to the alternative minimum tax. The taxable equivalent estimated current returns may be somewhat higher than the equivalent returns indicated in the following tables for those individuals who have adjusted gross incomes in excess of $137,300. The tables do not reflect the effect of Federal or State limitations (if any) on the amount of allowable itemized deductions or the phase-outs of personal or dependent exemption credits or any other credits. These limitations were designed to phase out certain benefits of these deductions and credits for higher income taxpayers. These limitations, in effect, raise the current maximum marginal Federal tax rate to approximately 43.5 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 39.8 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions. See "Federal Tax Status" in Prospectus Part II for a more detailed discussion of Federal tax legislation.


PENNSYLVANIA


              TAXABLE INCOME                                       TAX-EXEMPT ESTIMATED CURRENT RETURN
     ----------------------------------        ---------------------------------------------------------------------------
          SINGLE           JOINT                TAX         4%       4 1/2%     5%       5 1/2%     6%       6 1/2%     7%
          RETURN          RETURN             BRACKET               EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
     ------------------------------------------------------------------------------------------------------------------------
   $      0 - 6,000  $      0 - 12,000        12.5%       4.57%     5.14%     5.71%     6.29%     6.86%    7.43%      8.00%
      6,000 - 27,950   12,000 - 46,700        17.4        4.84      5.45      6.05      6.66      7.26     7.87       8.47
     27,950 - 67,700   46,700 - 112,850       29.0        5.63      6.34      7.04      7.75      8.45     9.15       9.86
     67,700 - 141,250 112,850 - 171,950       32.0        5.88      6.62      7.35      8.09      8.82     9.56      10.29
    141,250 - 307,050 171,950 - 307,050       36.8        6.33      7.12      7.91      8.70      9.49    10.28      11.08
       Over 307,050      Over 307,050         40.3        6.70      7.54      8.38      9.21     10.05    10.89      11.73



INVESTMENT GRADE MUNICIPAL TRUST

              TAXABLE INCOME                                       TAX-EXEMPT ESTIMATED CURRENT RETURN
     ----------------------------------        ---------------------------------------------------------------------------
          SINGLE           JOINT           TAX        4%       4 1/2%     5%       5 1/2%     6%       6 1/2%     7%
          RETURN          RETURN         BRACKET               EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
     ---------------------------------------------------------------------------------------------------------------------
   $     0 - 6,000 $       0 - 12,000      10.0%       4.44%     5.00%     5.56%     6.11%     6.67%    7.22%      7.78%
     6,000 - 27,950   12,000 - 46,700      15.0        4.71      5.29      5.88      6.47      7.06     7.65       8.24
    27,950 - 67,700   46,700 - 112,850     27.0        5.48      6.16      6.85      7.53      8.22     8.90       9.59
    67,700 - 141,250 112,850 - 171,950     30.0        5.71      6.43      7.14      7.86      8.57     9.29      10.00
   141,250 - 307,050 171,950 - 307,050     35.0        6.15      6.92      7.69      8.46      9.23    10.00      10.77
        Over 307,050    Over 307,050       38.6        6.51      7.33      8.14      8.96      9.77    10.59      11.40






   A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar Van Kampen sponsored unit investment trusts with inflation rates and with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully in the prospectus.


                            PENNSYLVANIA RISK FACTORS

   Economic Condition and Outlook. The Commonwealth of Pennsylvania (the "Commonwealth") historically has been identified as a heavy industry state, although that reputation has been changing as the industrial composition of the Commonwealth's economy continues to diversify into the service sector, including trade, medical and health services, education and financial institutions. Pennsylvania's agricultural industries are also an important component of the Commonwealth's economic structure, particularly in crop and livestock products as well as agribusiness and food related industries.

   Terrorist attacks conducted on U.S. soil on September 11, 2001, provided the catalyst for the national economy to enter into an economic recession. U.S. economic growth had been decelerating since mid-2000, especially in the industrial sector. Weakness in the industrial sector helped lower annualized quarterly gross domestic product growth rates from 5.7 percent in the second quarter of 2000, to .3 percent in the second quarter of 2001. The slide of consumer confidence and the pullback in spending fostered by the attacks have likely pushed the national economy into recession. The cause of the current recession is a crisis of confidence brought to a critical level by the terrorist's acts. Readings of both consumer and business confidence in September 2001 have fallen to levels not seen for many years. Consumers and business appear to be significantly reducing their spending. The results are business contraction, layoffs, and lower income. Current expectations are that an economic recovery should begin sometime during the first half of 2002. That recovery may not be as vigorous as other prior periods of economic recovery, but may be a period of modest positive growth.

   The Pennsylvania economy is expected to closely follow the trends of the national economy. Substantial shifts in the composition of employment in Pennsylvania over the past decade should make its economy less sensitive to sharp cyclical changes in industrial production that previously would have magnified the effects of a national recession in Pennsylvania.

   Debt Administration. The Constitution of the Commonwealth of Pennsylvania permits the incurrence of debt, without approval of the electorate, for capital projects specifically authorized in a capital budget. Capital project debt outstanding cannot exceed one and three quarters times the average of the annual tax revenues deposited in all funds during the previous five fiscal years. The certified constitutional debt limit at August 31, 2001 was $40.3 billion. Outstanding capital project debt at August 31, 2001 amounted to $4.6 billion.

   In addition to constitutionally authorized capital project debt, the Commonwealth may incur debt for electorate approved programs, such as economic revitalization, land and water development, and water facilities restoration; and for special purposes approved by the General Assembly, such as disaster relief. Total general obligation bond indebtedness outstanding at June 30, 2001 was $5,545 million.

   The General Fund. The General Fund ("General Fund"), the Commonwealth's largest fund, is the focal point of any assessment of Pennsylvania's financial position. It accounts for all revenues and receipts that are not required by law to be accounted for or deposited elsewhere and for the major portion of Commonwealth expenditures.

   At June 30, 2001, the Commonwealth's General Fund reported fund balance was $4,485 million, an increase of $221.3 million from the $4,263.7 million fund balance at June 30, 2000. Total assets increased by $454.2 million to $8,183.2 million. Liabilities increased $232.9 million to $3,698.2 million.

   Cash Management. The Treasury Department of the Commonwealth is required by the Commonwealth's Fiscal Code to deposit Commonwealth monies, excluding certain component units, in state depositories approved by the Board of Finance and Revenue. Amounts deposited are not required to be segregated by fund.

   Philadelphia. The City of Philadelphia ("Philadelphia") is the largest city in the Commonwealth, with an estimated 1998 population of 1.43 million according to the U.S. Bureau of the Census, ranking 6th in metropolitan areas of the U.S. Philadelphia functions both as a first class city and county for the purpose of administering various governmental programs.

   Ratings. All outstanding general obligation bonds of the Commonwealth of Pennsylvania are rated AA by Standard & Poor's Ratings Services; Aa2 by Moody's Investor's Service, Inc.; and AA by Fitch IBCA, Inc. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

   Risk Factors. It should be noted that the creditworthiness of obligations issued by local Pennsylvania issuers may be unrelated to the creditworthiness of obligations issued by the Commonwealth of Pennsylvania, and there is no obligation on the part of the Commonwealth to make payment on such local obligations in the event of default.

   Risk Management. The Commonwealth maintains ongoing training and information programs to reduce risks associated with employee injury and negligence, contract compliance, tort liabilities and property losses. The Commonwealth became self-insured for employee disability and medical claims on July 1, 1983. The Commonwealth is also self-insured for annuitant medical/hospital benefits and tort liabilities, including automobile, employee and transportation-related claims. Reserves have been established to fund self-insured claims. Third-party coverage is obtained for property losses in excess of $1 million per occurrence, to a limit of $100 million per occurrence. Coverage for property losses less than $1 million or more than $100 million is maintained through the Commonwealth's self-insurance program.


                       ESTIMATED CASH FLOWS TO UNITHOLDERS

   The tables below set forth the per Unit estimated monthly and semi-annual distributions of interest and principal to Unitholders. The tables assume no changes in expenses, no changes in the current interest rates, no exchanges, redemptions, sales or prepayments of the underlying bonds prior to maturity or expected retirement date and the receipt of principal upon maturity or expected retirement date. To the extent the foregoing assumptions change actual distributions will vary.




   PENNSYLVANIA
      MONTHLY
                                                 ESTIMATED                 ESTIMATED               ESTIMATED
               DISTRIBUTION DATES                INTEREST                  PRINCIPAL                 TOTAL
                  (EACH MONTH)                 DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      -------------------------------------- ----------------    --------------------------  ----------------------
      September    2002                            $ 4.40                                          $  4.40
      October      2002  - March      2011           3.77                                             3.77
      April        2011                              3.62                  $121.89                  125.51
      May          2011  - November   2026           3.27                                             3.27
      December     2026                              2.87                   121.89                  124.76
      January      2027  - January    2029           2.79                                             2.79
      February     2029                              2.66                   121.89                  124.55
      March        2029                              2.21                   121.89                  124.10
      April        2029  - July       2031           1.88                                             1.88
      August       2031                              1.47                   121.89                  123.36
      September    2031                              1.39                                             1.39
      October      2031                               .98                   121.90                  122.88
      November     2031                               .75                   121.89                  122.64
      December     2031  - July       2041            .40                                              .40
      August       2041                                                     121.89                  121.89


      SEMI-ANNUAL
               DISTRIBUTION DATES
                (EACH JANUARY AND                ESTIMATED                 ESTIMATED               ESTIMATED
                   JULY UNLESS                   INTEREST                  PRINCIPAL                 TOTAL
              OTHERWISE SPECIFIED)             DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ------------------------------------------------------------------------------------  ----------------------
      January      2003                            $19.69                                          $ 19.69
      July         2003  - January    2011          22.87                                            22.87
      April        2011                                                    $121.89                  121.89
      July         2011                             21.22                                            21.22
      January      2012  - July       2026          19.88                                            19.88
      December     2026                                                     121.89                  121.89
      January      2027                             18.99                                            18.99
      July         2027  - January    2029          16.97                                            16.97
      February     2029                                                     121.89                  121.89
      March        2029                                                     121.89                  121.89
      July         2029                             12.57                                            12.57
      January      2030  - July       2031          11.45                                            11.45
      August       2031                                                     121.89                  121.89
      October      2031                                                     121.90                  121.90
      November     2031                                                     121.89                  121.89
      January      2032                              5.50                                             5.50
      July         2032  - July       2041           2.50                                             2.50
      August       2041                                                      121.89                  121.89



   IGMT
      MONTHLY
                                                       ESTIMATED                 ESTIMATED               ESTIMATED
               DISTRIBUTION DATES                      INTEREST                  PRINCIPAL                 TOTAL
                  (EACH MONTH)                       DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ------------------------------------------------------------------------------------------  ----------------------
      September    2002                                  $ 5.00                                          $  5.00
      October      2002  - December   2008                 4.29                                             4.29
      January      2009                                    4.25                  $ 22.19                   26.44
      February     2009  - May        2011                 4.17                                             4.17
      June         2011                                    3.97                   133.17                  137.14
      July         2011                                    3.18                   232.15                  235.33
      August       2011  - September  2012                 2.37                                             2.37
      October      2012                                    2.28                    66.59                   68.87
      November     2012  - December   2019                 2.06                                             2.06
      January      2020                                    2.00                    41.28                   43.28
      February     2020  - December   2020                 1.87                                             1.87
      January      2021                                    1.74                    99.87                  101.61
      February     2021  - November   2021                 1.44                                             1.44
      December     2021                                    1.44                    22.20                   23.64
      January      2022  - September  2028                 1.44                                             1.44
      October      2028                                    1.39                    50.16                   51.55
      November     2028                                    1.26                                             1.26
      December     2028                                     .48                   221.94                  222.42
      January      2029  - August     2029                  .32                                              .32
      September    2029                                     .23                    66.59                   66.82
      October      2029  - November   2029                  .02                                              .02
      December     2029                                                            20.42                   20.42



      SEMI-ANNUAL
               DISTRIBUTION DATES
                 (EACH JUNE AND                        ESTIMATED                 ESTIMATED               ESTIMATED
                 DECEMBER UNLESS                       INTEREST                  PRINCIPAL                 TOTAL
              OTHERWISE SPECIFIED)                   DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ------------------------------------------------------------------------------------------  ----------------------
      December     2002                                  $18.04                                          $ 18.04
      June         2003  - December   2008                25.99                                            25.99
      January      2009                                                          $ 22.19                   22.19
      June         2009                                   25.37                                            25.37
      December     2009  - December   2010                25.29                                            25.29
      June         2011                                   25.09                   133.17                  158.26
      July         2011                                                           232.15                  232.15
      December     2011                                   15.24                                            15.24
      June         2012                                   14.43                                            14.43
      October      2012                                                            66.59                   66.59
      December     2012                                   13.70                                            13.70
      June         2013  - December   2019                12.52                                            12.52
      January      2020                                                            41.28                   41.28
      June         2020                                   11.51                                            11.51
      December     2020                                   11.38                                            11.38
      January      2021                                                            99.87                   99.87
      June         2021                                    9.11                                             9.11
      December     2021                                    8.81                    22.20                   31.01
      June         2022  - June       2028                 8.81                                             8.81
      October      2028                                                            50.16                   50.16
      December     2028                                    7.60                   221.94                  229.54
      June         2029                                    2.00                                             2.00
      September    2029                                                            66.59                   66.59
      December     2029                                    1.00                    20.42                   21.42








                       CONTENTS OF REGISTRATION STATEMENT

     This Amendment of Registration Statement comprises the following papers and documents:

              The facing sheet
              The prospectus and the signatures
              The consents of independent public accountants, ratings services and legal counsel

     The following exhibits:

     1.1  Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Municipal Series 347 (File No. 333-57686) dated May 3, 2001.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.5 Form of Agreement Among Underwriters. Reference is made to Exhibit 1.5 to the Registration Statement on Form S-6 of Insured Municipals Income Trust, 228th Insured Multi-Series (File No. 333-37091) as filed on January 29, 1998.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     3.1 Opinion and consent of counsel as to legality of securities being registered.

     3.2 Opinion and consent of counsel as to the Federal and Pennsylvania tax status of the securities being registered.

     3.3 Opinion and consent of counsel as to the New York income tax status of the Trusts under New York law.

     4.1  Consent of J.J. Kenny Co., Inc.

     4.2  Consent of Grant Thornton LLP.

     6.1 List of Officers and Directors of Van Kampen Funds Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.



                                   SIGNATURES

         The Registrant, Van Kampen Focus Portfolios, Municipal Series 391, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; and Van Kampen Focus Portfolios, Series 235, Series 265 and Series 314 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Municipal Series 391 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 31st day of July, 2002.

                               VAN KAMPEN FOCUS PORTFOLIOS, MUNICIPAL SERIES 391

                                                      By /s/ Christine K. Putong
                                                         -----------------------
                                                        Assistant Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on July 31, 2002 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Richard F. Powers III               Chairman, Chief Executive Officer,        )
                                    Managing Director and Director            )

John H. Zimmermann III              President, Managing Director and          )
                                    Director

A. Thomas Smith III                 Director                                  )

                                                         /s/ Christine K. Putong
                                                             (Attorney-in-fact*)

--------------------------------------------------------------------------------

         *An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 136 (File No. 333-70897) and the same are hereby incorporated herein by this reference.